UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Assets	2017
Current	558,032,310
Cash and due from banks (Note 4)	14,873,276
Interbank investments (Notes 3d and 5)	153,097,317
Securities purchased under agreements to resell	144,732,820
Interbank investments	8,370,390
Allowance for losses	(5,893)
Securities and derivative financial instruments (Notes 3e, 3f and 6)	100,275,000
Own portfolio	33,101,539
Subject to repurchase agreements	44,445,387
Derivative financial instruments (Notes 3f and 6d II)	13,502,214
Given in guarantee	8,637,026
Securities under resale agreements with free movement	588,834
Interbank accounts	66,819,313
Unsettled payments and receipts	80,930
Reserve requirement (Note 7):
- Reserve requirement - Brazilian Central Bank	66,714,226
- SFH - housing finance system	21,760
Correspondent banks	2,397
Interdepartmental accounts	262,954
Internal transfer of funds	262,954
Loans (Notes 3g and 8)	129,923,666
Loans:
- Public sector	158,168
- Private sector	149,448,435
Loans transferred under an assignment with recourse	1,031,500
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(20,714,437)
Leasing (Notes 3g and 8)	(26,826)
Leasing operations and sublease receivables
- Private sector	993,487
Unearned income from leasing	(936,215)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(84,098)
Other receivables	88,761,571
Receivables on sureties and guarantees honored (Note 8a-3)	128,392
Foreign exchange portfolio (Note 9a)	17,469,599
Receivables	5,230,885
Securities trading	1,399,468
Specific receivables	24,483
Sundry (Note 9b)	66,334,465
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(1,825,721)
Other assets (Note 10)	4,046,039
Other assets	2,805,331
Provision for losses	(1,378,745)
Prepaid expenses (Notes 3i and 10b)	2,619,453
Long-term receivables	355,023,418
Interbank investments (Notes 3d and 5)	1,245,341
Interbank investments	1,245,341
Securities and derivative financial instruments (Notes 3e, 3f and 6)	141,987,702
Own portfolio	113,052,066
Subject to repurchase agreements	21,315,432
Derivative financial instruments (Notes 3f and 6d II)	679,455
Privatization rights	44,127
Given in guarantee	2,474,440
Securities under resale agreements with free movement	4,422,182
Interbank accounts	1,196,317
Unsettled payments and receipts	740
Reserve requirement (Note 7):
- SFH - housing finance system	1,195,577
Loans (Notes 3g and 8)	157,376,898

Bradesco     3

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Assets	2017
Loans:
- Public sector	4,000,000
- Private sector	159,671,106
Loans transferred under an assignment with recourse	7,424,110
Allowance for loan losses (Notes 3g, 8f, 8g and 8h)	(13,718,318)
Leasing (Notes 3g and 8)	(62,404)
Leasing receivables:
- Private sector	1,210,134
Unearned income from leasing	(1,209,824)
Allowance for leasing losses (Notes 3g, 8f, 8g and 8h)	(62,714)
Other receivables	52,561,358
Receivables	2,189
Securities trading	257,297
Sundry (Note 9b)	52,314,491
Allowance for other loan losses (Notes 3g, 8f, 8g and 8h)	(12,619)
Other assets (Note 10)	718,206
Prepaid expenses (Notes 3i and 10b)	718,206
Permanent assets	74,531,257
Investments (Notes 3j and 11)	53,295,293
Earnings of Associates and Subsidiaries:
- In Brazil	52,962,795
- Overseas	288,067
Other investments	175,686
Allowance for losses	(131,255)
Premises and equipment (Notes 3k and 12)	4,547,187
Premises	543,399
Other premises and equipment	9,257,290
Accumulated depreciation	(5,253,502)
Leased premises and equipment (Note 12)	3,876,128
Leased Assets	6,362,591
Accumulated depreciation	(2,486,463)
Intangible assets (Notes 3l and 13)	12,812,649
Intangible Assets	25,162,805
Accumulated amortization	(12,350,156)
Total	987,586,985

The accompanying Notes are an integral part of these Financial Statements.

4                    December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Liabilities	2017
Current	619,024,457
Deposits (Notes 3n and 14a)	168,495,555
Demand deposits	34,317,789
Savings deposits	103,332,697
Interbank deposits	1,698,981
Time deposits (Note 14a)	29,146,088
Securities sold under agreements to repurchase (Notes 3n and 14b)	242,437,351
Own portfolio	105,367,187
Third-party portfolio	128,356,541
Unrestricted portfolio	8,713,623
Funds from issuance of securities (Note 14c)	82,709,188
Mortgage and real estate notes, letters of credit and others	81,561,359
Securities issued overseas	970,705
Structured Operations Certificates	177,124
Interbank accounts	20,904,697
Unsettled payments and receipts	19,546,537
Correspondent banks	1,358,160
Interdepartmental accounts	5,855,275
Third-party funds in transit	5,855,275
Borrowing (Note 15a)	17,279,622
Borrowing overseas	17,279,622
On-lending in Brazil - official institutions (Note 15b)	11,052,779
National treasury	97,200
BNDES	5,039,056
FINAME	5,915,013
Other institutions	1,510
Derivative financial instruments (Notes 3f and 6d II)	13,657,362
Derivative financial instruments	13,657,362
Other liabilities	56,632,628
Payment of taxes and other contributions	1,003,974
Foreign exchange portfolio (Note 9a)	7,654,624
Social and statutory	4,444,353
Tax and social security (Note 18a)	1,863,868
Securities trading	2,274,148
Financial and development funds	1,299
Subordinated debts (Note 17)	10,821,546
Sundry (Note 18b)	28,568,816
Long-term liabilities	257,699,337
Deposits (Notes 3n and 14a)	98,186,971
Interbank deposits	469,750
Time deposits (Note 14a)	97,717,221
Securities sold under agreements to repurchase (Notes 3n and 14b)	6,120,732
Own portfolio	6,120,732
Funds from issuance of securities (Note 14c)	64,655,367
Mortgage and real estate notes, letters of credit and others	62,335,983
Securities issued overseas	2,128,023
Structured Operations Certificates	191,361
Borrowing (Note 15a)	1,240,945
Borrowing overseas	1,240,945
On-lending in Brazil - official institutions (Note 15b)	19,716,515
BNDES	8,753,797
FINAME	10,962,718
Derivative financial instruments (Notes 3f and 6d II)	439,897
Derivative financial instruments	439,897
Other liabilities	67,338,910
Tax and social security (Note 18a)	3,104,514
Subordinated debts (Note 17)	16,241,102
Eligible Debt Capital Instruments (Note 17)	23,129,838

Bradesco     5

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Liabilities	2017
Sundry (Note 18b)	24,863,456
Deferred income	387,587
Deferred income	387,587
Non-controlling interests in subsidiaries (Note 19)	18,128
Shareholders' equity (Note 20)	110,457,476
Capital:
- Domiciled in Brazil	58,361,598
- Domiciled overseas	738,402
Capital reserves	11,441
Profit reserves	49,902,013
Asset valuation adjustments	1,884,536
Treasury shares (Note 20d)	(440,514)
Total	987,586,985

The accompanying Notes are an integral part of these Financial Statements.

6                    December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Income of the Prudential Conglomerate on December 31 – In thousands of Reais

	2017
	2nd semester	Year ended
Revenue from financial intermediation	58,945,439	124,909,956
Loans (Note 8j)	35,080,018	72,730,163
Leasing (Note 8j)	876,295	1,871,316
Operations with securities (Note 6g)	18,850,349	41,481,779
Income from derivative financial instruments (Note 6g)	1,080,175	1,893,815
Foreign exchange operations (Note 9a)	1,090,037	2,287,568
Reserve requirement (Note 7b)	2,252,015	4,935,462
Sale or transfer of financial assets	(283,450)	(290,147)

Expenses from financial intermediation	39,607,393	90,355,961
Retail and professional market funding (Note 14d)	26,881,833	59,152,502
Borrowing and on-lending (Note 15c)	1,686,399	4,523,807
Leasing (Note 8j)	750,334	1,600,669
Allowance for loan losses (Notes 3g, 8g and 8h)	10,288,827	25,078,983

Gross income from financial intermediation	19,338,046	34,553,995

Other operating income (expenses)	(12,546,064)	(19,317,416)
Fee and commission income (Note 21)	12,386,659	24,040,649
Other fee and commission income	8,472,047	16,407,948
Income from banking fees	3,914,612	7,632,701
Payroll and related benefits (Note 22)	(10,546,351)	(19,275,625)
Other administrative expenses (Note 23)	(11,106,761)	(21,675,359)
Tax expenses (Note 24)	(2,509,702)	(4,829,965)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies (Note 11)	3,557,265	7,032,591
Other operating income (Note 25)	2,677,449	8,857,244
Other operating expenses (Note 26)	(7,004,623)	(13,466,951)
Operating income	6,791,982	15,236,579
Non-operating income (loss) (Note 27)	(414,824)	(706,063)
Income before income tax and social contribution and non-controlling interests	6,377,158	14,530,516
Income tax and social contribution (Notes 31a and 31b)	298,892	129,068
Non-controlling interests in subsidiaries	(465)	(1,829)
Net income	6,675,585	14,657,755

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     7

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Changes in Shareholders’ Equity – In thousands of Reais

Events	Capital	Capital reserves	Profit reserves		Asset valuation adjustments	Treasury shares	Retained earnings	Total
	Paid in Capital	Share premium	Legal	Statutory
Balance on June 30, 2017	59,100,000	11,441	7,206,237	40,414,377	515,972	(440,514)	-	106,807,513
Asset valuation adjustments	-	-	-	-	1,368,564	-	-	1,368,564
Net income	-	-	-	-	-	-	6,675,585	6,675,585
Allocations:
- Reserves	-	-	333,779	1,947,620	-	-	(2,281,399)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	(4,394,186)	(4,394,186)
Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476

Balance on January 1st, 2017	51,100,000	11,441	6,807,128	43,641,474	(677,116)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	(8,000,000)	-	-	-	-
Asset valuation adjustments	-	-	-	-	2,561,652	-	-	2,561,652
Net income	-	-	-	-	-	-	14,657,755	14,657,755
Allocations:
- Reserves	-	-	732,888	6,720,523	-	-	(7,453,411)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	(7,204,344)	(7,204,344)
Balance on December 31, 2017	59,100,000	11,441	7,540,016	42,361,997	1,884,536	(440,514)	-	110,457,476

The accompanying Notes are an integral part of these Financial Statements.

8                    December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Added Value of the Prudential Conglomerate on December 31 – In thousands of Reais

Description	2nd semester	%	2017	%
1 – Revenue	56,307,589	137.6	118,568,484	289.7
1.1) Financial intermediation	58,945,439	144.0	124,909,956	305.2
1.2) Fees and commissions	12,386,659	30.3	24,040,649	58.7
1.3) Allowance for loan losses	(10,288,827)	(25.1)	(25,078,983)	(61.3)
1.4) Others (Includes private social investments (Note 32b))	(4,735,682)	(11.6)	(5,303,138)	(13.0)
2 – Financial intermediation expenses	(29,318,566)	(71.6)	(65,276,978)	(159.5)
3 – Inputs acquired from third-parties	(7,360,129)	(18.0)	(14,221,890)	(34.7)
Outsourced services	(2,153,690)	(5.3)	(4,235,258)	(10.3)
Data processing	(1,120,780)	(2.7)	(2,157,372)	(5.3)
Communication	(799,401)	(2.0)	(1,578,468)	(3.9)
Asset maintenance	(594,436)	(1.5)	(1,148,790)	(2.8)
Financial system services	(497,867)	(1.2)	(1,004,376)	(2.5)
Security and surveillance	(401,358)	(1.0)	(818,221)	(2.0)
Transport	(393,885)	(1.0)	(769,728)	(1.9)
Material, water, electricity and gas	(301,198)	(0.7)	(625,709)	(1.5)
Advertising and marketing	(516,381)	(1.3)	(804,905)	(2.0)
Travel	(109,290)	(0.3)	(194,234)	(0.5)
Others (Includes private social investments (Note 32b))	(471,843)	(1.2)	(884,829)	(2.2)
4 – Gross value added (1-2-3)	19,628,894	48.0	39,069,616	95.5
5 – Depreciation and amortization	(2,632,649)	(6.4)	(5,171,507)	(12.6)
6 – Net value added produced by the entity (4-5)	16,996,245	41.5	33,898,109	82.8
7 – Value added received through transfer	3,557,265	8.7	7,032,591	17.2
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	3,557,265	8.7	7,032,591	17.2
8 – Value added to distribute (6+7)	20,553,510	50.2	40,930,700	100.0
9 – Value added distributed	20,553,510	50.2	40,930,700	100.0
9.1) Personnel	9,507,318	23.2	17,194,644	42.0
Salaries	4,457,955	10.9	8,489,938	20.7
Benefits	2,915,581	7.1	4,923,102	12.0
Government Severance Indemnity Fund for Employees (FGTS)	759,660	1.9	1,207,056	2.9
Other	1,374,122	3.4	2,574,548	6.3
9.2) Tax, fees and contributions	3,249,843	7.9	6,781,878	16.6
Federal	2,796,603	6.8	5,921,328	14.5
State	5,629	-	10,768	-
Municipal	447,611	1.1	849,782	2.1
9.3) Remuneration for providers of capital	1,120,299	2.7	2,294,594	5.6
Rental	812,543	2.0	1,637,849	4.0
Asset leasing	307,756	0.8	656,745	1.6
9.4) Value distributed to shareholders	6,676,050	16.3	14,659,584	35.8
Interest on Shareholders’ Equity Dividends paid and/or provisioned	4,394,186	10.7	7,204,344	17.6
Retained earnings	2,281,399	5.6	7,453,411	18.2
Non-controlling interests in retained earnings	465	-	1,829	-

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     9

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Cash Flow of the Prudential Conglomerate on December 31 – In thousands of Reais

	2017
	2nd semester	Year ended
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	6,377,158	14,530,516
Adjustments to net income before income tax and social contribution	12,641,775	28,774,055
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(451,917)	(801,320)
Allowance for loan losses	10,288,827	25,078,983
Depreciation and amortization	2,632,649	5,171,507
Impairment losses of assets	1,764,443	2,597,726
Expenses/ reversal with civil, labor and tax provisions	1,197,475	2,339,705
Share of profit (loss) of unconsolidated and jointly controlled companies	(3,557,265)	(7,032,591)
(Gain)/loss on sale of fixed assets	42,163	58,603
(Gain)/loss on sale of foreclosed assets	332,403	578,985
Foreign exchange variation of assets and liabilities overseas/Other	392,997	782,457
Net income before taxes after adjustments	19,018,933	43,304,571
(Increase)/Decrease in interbank investments	(4,534,587)	(2,669,175)
(Increase)/Decrease in trading securities and derivative financial instruments	5,832,764	2,884,798
(Increase)/Decrease in interbank and interdepartmental accounts	21,219,399	19,076,892
(Increase)/Decrease in loans and leasing	(2,025,871)	(3,317,016)
(Increase)/Decrease in other receivables and other assets	(8,067,391)	(11,220,492)
(Increase)/Decrease in reserve requirement - Central Bank	758,031	(8,677,695)
Increase/(Decrease) in deposits	4,995,951	31,210,877
Increase/(Decrease) in securities sold under agreements to repurchase	(7,912,460)	(9,182,363)
Increase/(Decrease) in funds from issuance of securities	3,730,312	(14,849,031)
Increase/(Decrease) in borrowings and on-lending	(7,252,525)	(8,910,300)
Increase/(Decrease) in other liabilities	(15,276,936)	(14,719,956)
Increase/(Decrease) in deferred income	(18,980)	(64,499)
Income tax and social contribution paid	(2,075,968)	(4,867,351)
Net cash provided by/(used in) operating activities	8,390,672	17,999,260
Cash flow from investing activities:
Maturity of and interest on held-to-maturity securities	552,955	1,716,924
Sale of/maturity of and interest on available-for-sale securities	19,509,848	77,021,457
Proceeds from sale of foreclosed assets	465,044	798,171
Sale of premises and equipment	132,527	891,316
Purchases of available-for-sale securities	(45,956,274)	(104,967,939)
Purchases of held-to-maturity securities	(33,798)	(33,798)
Investment acquisitions	(3,245,240)	(5,246,640)
Purchase of premises and equipment	(839,505)	(1,630,375)
Intangible asset acquisitions	(1,205,836)	(1,966,793)
Dividends and interest on shareholders’ equity received	3,297,520	3,506,941
Net cash provided by/(used in) investing activities	(27,322,759)	(29,910,736)
Cash flow from financing activities:
Increase of Subordinated Debts	78,764	6,594,610
Maturity and Interest in Subordinated Debt	(5,802,940)	(14,306,600)
Interest on Shareholders’ Equity Paid	(1,677,197)	(6,397,874)
Non-controlling interest	(51)	(364)
Net cash provided by/(used in) financing activities	(7,401,424)	(14,110,228)
Net increase/(decrease) in cash and cash equivalents	(26,333,511)	(26,021,704)
Cash and cash equivalents - at the beginning of the period	181,780,587	181,119,377
Effect of Changes in Exchange Rates in Cash and Cash equivalents	451,917	801,320
Cash and cash equivalents - at the end of the period	155,898,993	155,898,993
Net increase/(decrease) in cash and cash equivalents	(26,333,511)	(26,021,704)

The accompanying Notes are an integral part of these  Financial Statements.

10                    December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Notes to Financial Statements of the Prudential Conglomerate are as follows:

Bradesco     11

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco), Institution leading conglomerate Prudential, is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13 of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements were applied when consolidating the financial statements of Bradesco, its foreign branches, subsidiaries and investment funds, as requested by Resolution No. 4,280/13. These  requirements are not necessarily the same as those established by corporate law.

For the preparation of these consolidated financial statements, equity interests, balances of balance sheet accounts, revenues, expenses and unrealized gains were eliminated and net income and shareholders’ equity attributable to the non-controlling shareholders were accounted for in a separate line. Investments in companies in which shareholding control is shared with other shareholders are accounted for using the equity method. Goodwill on acquisitions of investments in subsidiaries / affiliates and jointly controlled companies is presented in investments and intangible assets (Note 13a).

In compliance with CMN Resolution No. 4,517/16, which amended Article 5 of Resolution No. 4,280/13, as from January 1, 2017, equity interests in jointly-owned subsidiaries are now valued using the equity method and no longer through proportional consolidation. In addition, this same article dispenses with the presentation of comparative information for institutions that had a change in accounting policy due to this topic. Accordingly, the consolidated financial statements of the Prudential Conglomerate are not being presented in a comparative manner with the previous period as permitted by said standard.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers on March 15, 2018.

Below are the significant directly and indirectly owned companies and investment funds included in the financial statements of the Prudential Conglomerate:

	On December 31
	Activity	Equity interest
		2017
Financial Institutions
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%
Banco Alvorada S.A.	Banking	99.99%
Banco Bradescard S.A.	Cards	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%
Banco Bradesco BBI S.A.	Investment bank	99.85%
Banco Bradesco BERJ S.A.	Banking	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%
Banco Bradesco Europa S.A.	Banking	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%
Banco Bradesco S.A. Grand Cayman Branch (1)	Banking	100.00%
Banco Losango S.A.	Banking	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	99.97%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%
Bradesco Securities Hong Kong	Brokerage	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%
Bradesco Securities, UK.	Brokerage	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada	Cards	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Asset management	100.00%
BMC Asset Management - DTVM Ltda.	Asset management	100.00%
Cidade Capital Markets Limited	Banking	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%
Nova Marília Administração de Bens Móveis e Imóveis Ltda.	Asset management	100.00%
Serel Participações em Imóveis S.A.	Asset management	100.00%
Consortium Management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%
Payment Institutions
Alvorada Administradora de Cartões Ltda.	Services	100.00%
Bankpar Consultoria e Serviços Ltda.	Services	100.00%
BCN - Consultoria, Adm. Bens, Serv. e Publicidade Ltda.	Services	100.00%
Tempo Serviços Ltda.	Services	100.00%
Securitization Companies
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%
Alvorada Serviços e Negócios Ltda.	Credit acquisition	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%
Investment Funds (2)
Alpha FI Mult. Cred. Priv. Inv. no Exterior	Investment Fund	100.00%
Bradesco F.I.C.F.I. R.F. DI Galáxia	Investment Fund	100.00%
Bradesco FI Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100.00%
Bradesco FI Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100.00%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.92%
FI Mult. Cred. Priv. IE Bradesco Bit	Investment Fund	100.00%
FIP Multiestratégia Multisetorail Plus IE	Investment Fund	100.00%
FI Referenciado DI GJ	Investment Fund	100.00%
FII - FI RF Cred. Privado	Investment Fund	100.00%

12                    December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

(1) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas; and
(2) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

Bradesco     13

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, thereforehas the real as functional currency and assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 4.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 5.

e)   Securities – Classification

•	Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•	Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•	Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

14                    December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Classification, breakdown and segmentation of securities are presented in Note 6.

f)    Derivative financial instruments (assets and liabilities)

Derivative instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recognized in the statement of income or shareholders’ equity.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•	Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•	Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 6.

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution
No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same rating in which they were classified.

Bradesco     15

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the loan may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 8.

Leasing

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: (a) non-cancellation; (b) purchase option; and (c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I-      Leases receivable

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-     Unearned income from leasing and Guaranteed Residual Value (GRV)

Recorded at the contractual amount, conversely to adjusted accounts of unearned revenues from leasing and Residual value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations whose delays are equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2,682/99.

III-   Leased fixed assets

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and the like, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 8k).

V-    Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in Brazilian corporate law, especially concerning the regime of competence in the record of revenues and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 8k).

16                    December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, inflation adjustment of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate will be 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 31.

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly recognized in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 10b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Bradesco     17

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 11.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 10% to 20% per annum; and data processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 12.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•	Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•	Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 13.

m) Impairment

Financial and non-financial assets are tested for impairment.

Objective evidence of impairment may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Notes 6.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up updated to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 14.

18                    December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

o)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•	Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•	Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•	Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•	Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 16.

p)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

q)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 32.

Bradesco     19

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

4)     CASH AND CASH EQUIVALENTS

On December 31 - R$ thousand
2017
Cash and due from banks in domestic currency	12,858,488
Cash and due from banks in foreign currency	2,014,413
Investments in gold	375
Total cash and due from banks	14,873,276
Interbank investments (1)	141,025,717
Total cash and cash equivalents	155,898,993

(1)  It refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value

5)      INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360 days	2017
	days	days	days
Securities purchased under agreements to resell:
Own portfolio position	2,776,432	10,104,097	-	-	12,880,529
● Financial treasury bills	605,335	-	-	-	605,335
● National treasury notes	-	10,104,097	-	-	10,104,097
● National treasury bills	2,133,622	-	-	-	2,133,622
● Other	37,475	-	-	-	37,475
Funded position	25,686,419	102,607,458	-	-	128,293,877
● National treasury notes	4,368,386	57,323,386	-	-	61,691,772
● Financial treasury bills	27,578	21,709,364	-	-	21,736,942
● National treasury bills	21,290,455	23,574,708	-	-	44,865,163
Short position	1,870,472	1,687,942	-	-	3,558,414
● National treasury bills	1,870,472	1,687,942	-	-	3,558,414
Subtotal	30,333,323	114,399,497	-	-	144,732,820
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	3,619,335	1,485,420	3,265,635	1,245,341	9,615,731
● Provision for losses	(292)	(2,232)	(3,369)	-	(5,893)
Subtotal	3,619,043	1,483,188	3,262,266	1,245,341	9,609,838
Total in 2017	33,952,366	115,882,685	3,262,266	1,245,341	154,342,658
%	22.0	75.1	2.1	0.8	100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

Year ended December 31 - R$ thousand
2017
Income from investments in purchase and sale commitments:
• Own portfolio position	1,064,822
• Funded position	16,016,339
• Short position	747,625
Subtotal	17,828,786
Income from interest-earning deposits in other banks	527,887
Total (Note 6g)	18,356,673

20                    December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

6)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	On December 31 - R$ thousand
	2017	%
Trading securities	48,217,917	19.9
- Government securities	24,116,495	9.9
- Corporate securities	9,919,753	4.1
- Derivative financial instruments (1) (5)	14,181,669	5.9
Available-for-sale securities	181,767,575	75.0
- Government securities	126,630,718	52.3
- Corporate securities	55,136,857	22.7
Held-to-maturity securities (2)	12,277,210	5.1
- Government securities	17,645	-
- Corporate securities	12,259,565	5.1
Total	242,262,702	100.0

- Government securities	150,764,858	62.2
- Corporate securities	91,497,844	37.8
Total	242,262,702	100.0

Bradesco     21

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On December 31 - R$ thousand
	2017
	1 to 30	31 to 180	181 to 360	More than 360	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment
	days	days	days	days
Financial treasury bills	-	1,760,422	467,292	12,824,765	15,052,479	15,050,861	1,618
National treasury notes	5,806	-	190,797	7,438,449	7,635,052	7,384,202	250,850
Financial bills	33,171	159,712	142,841	463,899	799,623	798,414	1,209
Debentures	19,678	-	99,911	1,880,196	1,999,785	2,173,550	(173,765)
National treasury bills	50,618	13,601	203,559	807,064	1,074,842	1,070,386	4,456
Derivative financial instruments (1) (5)	484,613	625,319	400,698	12,671,039	14,181,669	18,972,584	(4,790,915)
Other	3,587,728	2,444,360	165,030	1,277,349	7,474,467	7,502,134	(27,667)
Total	4,181,614	5,003,414	1,670,128	37,362,761	48,217,917	52,952,131	(4,734,214)
Derivative financial instruments (liabilities) (5)	(13,374,646)	(201,643)	(81,073)	(439,897)	(14,097,259)	(10,302,419)	(3,794,840)

22                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)   Available-for-sale securities

Securities (6)	On December 31 - R$ thousand
	2017
					Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment
	1 to 30	31 to 180	181 to 360	More than 360
	days	days	days	days
National treasury bills	59,984	19,374,319	17,455,267	72,661,189	109,550,759	107,211,842	2,338,917
Debentures	419,874	1,365,144	881,362	32,322,618	34,988,998	35,632,634	(643,636)
National treasury notes	730	-	1,921,630	8,155,206	10,077,566	9,691,311	386,255
Foreign corporate securities	189,383	616,712	541,010	8,687,130	10,034,235	9,887,009	147,226
Shares	7,328,787	-	-	-	7,328,787	8,177,414	(848,627)
Certificates of real estate receivables	-	-	-	1,041,845	1,041,845	1,064,357	(22,512)
Brazilian foreign debt notes	17,893	-	-	1,423,789	1,441,682	1,386,103	55,579
Financial treasury bills	4,261	105,376	10,343	2,193,403	2,313,383	2,312,513	870
Other	1,584,776	2,113,182	1,037,829	254,533	4,990,320	4,976,025	14,295
Subtotal	9,605,688	23,574,733	21,847,441	126,739,713	181,767,575	180,339,208	1,428,367
Hedge - cash flow (Note 6f)	-	-	-	-	-	-	(103,723)
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(366,102)
Total	9,605,688	23,574,733	21,847,441	126,739,713	181,767,575	180,339,208	958,542

III) Held-to-maturity securities

Securities (2) (6)	On December 31 - R$ thousand
	2017
	1 to 30	31 to 180	181 to 360	More than 360	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for
	days	days	days	days
Certificates of real estate receivables	-	1,292	174	12,258,099	12,259,565	11,963,782	(295,783)
Other	7,753	1,162	1,164	7,566	17,645	17,225	(420)
Total	7,753	2,454	1,338	12,265,665	12,277,210	11,981,007	(296,203)

Bradesco     23

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)      Breakdown of the portfolios by financial statement classification

Securities	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2017 (3) (4)
	days	days	days	days
Own portfolio	13,216,229	10,722,705	20,414,108	101,800,563	146,153,605
Fixed income securities	5,045,176	10,722,705	20,414,108	101,800,563	137,982,552
● National treasury notes	5,945	1,162	186,585	8,369,452	8,563,144
● Financial treasury bills	4,261	1,367,000	331,275	12,340,721	14,043,257
● National treasury bills	110,603	3,262,984	17,567,324	26,789,340	47,730,251
● Debentures	439,552	1,365,143	981,273	34,202,814	36,988,782
● Financial bills	33,171	159,712	142,841	463,899	799,623
● Certificates of real estate receivables	-	1,292	174	13,403,451	13,404,917
● Foreign corporate securities	972,772	53,536	118,353	4,460,143	5,604,804
● Brazilian foreign debt securities	13,720	-	-	722,328	736,048
● Bank deposit certificates	331,084	10	-	961	332,055
● Other	3,134,068	4,511,866	1,086,283	1,047,454	9,779,671
Equity securities	8,171,053	-	-	-	8,171,053
● Shares of listed companies	8,171,053	-	-	-	8,171,053
Restricted securities	94,213	16,937,310	2,704,101	57,180,788	76,916,412
Subject to repurchase agreements	83,181	13,911,842	2,538,226	49,227,570	65,760,819
● National treasury bills	-	13,302,982	76,977	42,833,242	56,213,201
● Foreign corporate securities	71,389	608,843	539,232	4,509,893	5,729,357
● National treasury notes	-	-	1,922,002	894,748	2,816,750
● Financial treasury bills	-	17	15	287,924	287,956
● Other	11,792	-	-	701,763	713,555
Privatization rights	-	-	-	44,127	44,127
Guarantees provided	11,032	3,025,468	165,875	7,909,091	11,111,466
● National treasury notes	730	-	5,004	4,060,400	4,066,134
● National treasury bills	-	2,526,687	14,525	1,405,771	3,946,983
● Financial treasury bills	-	498,781	146,346	2,390,294	3,035,421
● Other	10,302	-	-	52,626	62,928
Derivative financial instruments (1) (5)	484,613	625,319	400,698	12,671,039	14,181,669
Securities subject to unrestricted repurchase agreements	-	295,267	-	4,715,749	5,011,016
● National treasury bills	-	295,267	-	2,439,898	2,735,165
● National treasury notes	-	-	-	2,273,706	2,273,706
● Financial treasury bills	-	-	-	2,145	2,145
Total	13,795,055	28,580,601	23,518,907	176,368,139	242,262,702
%	5.7	11.8	9.7	72.8	100.0

24                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates. There were no sales or reclassifications of securities classified in this category in 2017;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 6d II); and
(6) Includes, there were Impairment losses of financial assets, related to securities classified in the categories "Available-for-Sale Securities" in the amount of R$ 2,462,658 thousand and “Held-to-Maturity Securities” in the amount of R$ 54,520 thousand.

Bradesco     25

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from Securities, Commodities and Futures Exchange (B3), and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

26                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

I)   Amount of derivative financial instruments recognized in off-balance-sheet accounts

	On December 31 - R$ thousand
	2017
	Reference value	Net amount
Futures contracts
Purchase commitments:	127,891,433	-
- Interbank market	79,771,752	24,366,908
- Foreign currency	47,956,458	-
- Other	163,223	49,452
Sale commitments:	122,185,585	-
- Interbank market (1)	55,404,844	-
- Foreign currency (2)	66,666,970	18,710,512
- Other	113,771	-

Option contracts
Purchase commitments:	9,175,002	-
- Interbank market	1,425,013	429,323
- Foreign currency	7,306,564	-
- Other	443,425	215,284
Sale commitments:	11,477,775	-
- Interbank market	995,690	-
- Foreign currency	10,253,944	2,947,380
- Other	228,141	-

Forward contracts
Purchase commitments:	10,486,497	-
- Foreign currency	10,372,477	-
- Other	114,020	-
Sale commitments:	15,582,794	-
- Foreign currency	14,947,271	4,574,794
- Other	635,523	521,503

Swap contracts
Assets (long position):	62,796,097	-
- Interbank market	6,286,693	3,427,373
- Fixed rate	48,791,015	23,275,888
- Foreign currency	6,161,641	-
- IGPM	652,450
- Other	904,298	-
Liabilities (short position):	45,733,215	-
- Interbank market	2,859,320	-
- Fixed rate	25,515,127	-
- Foreign currency (2)	14,288,568	8,126,927
- IGPM	728,000	75,550
- Other	2,342,200	1,437,902

Derivatives include operations maturing in D+1.

(1) Includes: (i) cash flow hedges to protect DI-related funding totaling R$6,769,979 thousand; and (ii) hedge of cash flow for the protection of the applications referenced to the DI, in the amount of R $ 16,030,487 thousand (Note 6f); and
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$ 49,543,254 thousand.

Bradesco     27

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)  Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On December 31 - R$ thousand
	2017
	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps (1)	17,199,754	(4,795,270)	12,404,484
Adjustment receivable - future	817	-	817
Receivable forward purchases	163,775	-	163,775
Receivable forward sales	552,231	-	552,231
Premiums on exercisable options	1,056,007	4,355	1,060,362
Total assets (A)	18,972,584	(4,790,915)	14,181,669
Adjustment payables - swaps	(8,805,334)	(3,841,176)	(12,646,510)
Adjustment payables - future	(903)	-	(903)
Payable forward purchases	(278,607)	-	(278,607)
Payable forward sales/other	(227,526)	-	(227,526)
Premiums on written options	(990,049)	46,336	(943,713)
Total liabilities (B)	(10,302,419)	(3,794,840)	(14,097,259)

Net Effect (A-B)	8,670,165	(8,585,755)	84,410

(1)  Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Reference Value)

	On December 31 - R$ thousand
	1 to 90	91 to 180	181 to 360	More than 360	2017
	days	days	days	days
Futures contracts (1)	128,786,786	25,224,713	16,784,014	79,281,505	250,077,018
Option contracts	6,699,749	2,352,509	3,425,428	8,175,091	20,652,777
Forward contracts	16,013,301	5,457,121	3,338,351	1,260,518	26,069,291
Swap contracts (1)	4,788,562	6,715,483	7,282,771	89,742,496	108,529,312
Total in 2017	156,288,398	39,749,826	30,830,564	178,459,610	405,328,398

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

28                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

On December 31 - R$ thousand
2017
Government securities
National treasury notes	4,555,551
National treasury bills	2,401,816
Total	6,957,367

V)  Revenues and expenses, net

Year ended December 31 - R$ thousand
2017
Swap contracts (1)	85,043
Forward contracts	(193,436)
Option contracts	(231,423)
Futures contracts (1)	2,233,631
Total (Note 6g)	1,893,815

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments.

VI) Reference values of derivative financial instruments, by trading location and counterparts

On December 31 - R$ thousand
2017
B3 (stock exchange)	225,585,190
B3 (over-the-counter)	143,287,208
Overseas (stock exchange) (1)	32,785,343
Overseas (over-the-counter) (1)	3,670,657
Total	405,328,398

•       Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

On December 31, 2017, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$468,214 thousand and “bonds of the Brazilian public debt” in the amount of R$ 116,773 thousand totalizing net credit risk value of R$584,987 thousand, with an effect on the calculation of required shareholders’ equity of R$49,162 thousand. The contracts related to credit derivatives transactions described above are due in 2022. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$195 thousand. There were no credit events, as defined in the agreements, during the period.

f)       Cash flow hedge

On December 31, 2017, Bradesco maintained cash flow hedges, composed of: (i) hedge accounting, to protect the cash flow from receipts of interest on investments in securities, related to the risk of a variable interest rate of the DI, using DI Futures contracts in B3, amounting to R$ 16,030,487 thousand, having as object of hedge the securities backed in DI, in the amount of R$ 14,708,544 thousand, maturing between in 2018 and 2019, making the cash flow fixed in advance. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$40,060 thousand, net of tax effects was R$24,036 thousand; (ii) hedge accounting, with the aim of protecting its cash flows from payment of interest rates on funds, regarding the floating interest rate of DI, using DI Future contracts on B3 totaling R$6,769,979 thousand, having as object of hedge captures linked to DI, totaling R$6,671,048 thousand and maturities between 2018 and 2020, converting to fixed cash flows. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$(84,044) thousand, net of tax effects was R$(50,426) thousand; and (iii) hedge accounting, with the purpose of hedging the exchange variation on future cash flows, whose functional currency is different from the real, using forward contracts, in the amount of R$ 1,110,888 thousand, with the purpose of hedging the investment in the foreign currency denominated MXN (Mexican Peso), in the amount of R$ 582,567 thousand. The adjustment to market of these operations, recorded in shareholders' equity, was R$ (59,739) thousand, net of tax effects was R$ (35,843) thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

Bradesco     29

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)      Income from securities, insurance and derivative financial instruments

Year ended December 31 - R$ thousand
2017
Fixed income securities (1)	21,980,157
Interbank investments (Note 5b)	18,356,673
Equity securities (2)	1,144,949
Subtotal	41,481,779
Income from derivative financial instruments (Note 6d V)	1,893,815
Total	43,375,594

(1)  Includes the losses through impairment of financial assets (primarily debentures) in the amount of R$2,487,725 thousand; and

(2)  Includes the losses through impairment of shares, in the amount of R$ 29,453 thousand.

7)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)      Reserve requirement

	On December 31 - R$ thousand
	Remuneration	2017
Compulsory deposit – demand deposits	not remunerated	4,415,702
Compulsory deposit – savings deposits	savings index	24,672,508
Compulsory deposit – time deposits	Selic rate	37,579,791
Requirement rural loans funds	not remunerated	46,225
Reserve requirement – SFH	TR + interest rate	1,217,337
Total		67,931,563

b)       Revenue from reserve requirement

Year ended December 31 - R$ thousand
2017
Reserve requirement – Bacen (Compulsory deposit)	4,881,320
Reserve requirement – SFH	54,142
Total	4,935,462

30                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

8)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On December 31 - R$ thousand
	Performing loans
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2017 (A)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	18,482,245	12,138,419	7,838,077	20,029,054	23,289,335	67,850,982	149,628,112	35.4
Financing	4,024,516	3,638,741	3,654,008	10,517,512	15,723,516	85,935,002	123,493,295	29.2
Agricultural and agribusiness loans	570,377	886,876	585,656	2,450,652	7,937,673	7,503,471	19,934,705	4.7
Subtotal	23,077,138	16,664,036	12,077,741	32,997,218	46,950,524	161,289,455	293,056,112	69.3
Leasing	141,597	104,789	95,796	270,270	417,250	1,091,124	2,120,826	0.5
Advances on foreign exchange contracts (2)	2,211,542	1,665,958	1,311,550	2,639,256	1,491,562	-	9,319,868	2.2
Subtotal	25,430,277	18,434,783	13,485,087	35,906,744	48,859,336	162,380,579	304,496,806	72.0
Other receivables (3)	13,907,164	8,421,321	2,737,951	5,119,347	4,570,448	1,007,631	35,763,862	8.5
Total loans	39,337,441	26,856,104	16,223,038	41,026,091	53,429,784	163,388,210	340,260,668	80.5
Sureties and guarantees (4)	3,373,203	4,325,455	1,643,121	5,549,049	9,227,478	54,749,041	78,867,347	18.6
Loan assignment - real estate receivables certificate	36,666	36,665	36,663	105,518	157,475	529,442	902,429	0.2
Acquisition of credit card receivables	1,225,434	445,193	200,286	554,772	242,668	-	2,668,353	0.6
Loans available for import (4)	90,278	48,555	33,686	84,621	37,089	-	294,229	0.1
Confirmed exports loans (4)	20,227	192	-	-	42,118	-	62,537	-
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	76,984	76,984	-
Total in 2017	44,083,249	31,712,164	18,136,794	47,320,051	63,136,612	218,743,677	423,132,547	100.0

Bradesco     31

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 540	Total in 2017 (B)	% (5)
	days	days	days	days	days
Discounted trade receivables and loans (1)	1,335,660	1,090,159	898,931	2,399,563	4,107,560	9,831,873	83.6
Financing	297,242	232,036	151,553	294,366	210,412	1,185,609	10.1
Agricultural and agribusiness loans	42,060	45,943	102,603	119,687	50,894	361,187	3.1
Subtotal	1,674,962	1,368,138	1,153,087	2,813,616	4,368,866	11,378,669	96.8
Leasing	6,009	5,338	4,024	8,555	7,249	31,175	0.3
Advances on foreign exchange contracts (2)	6,061	2,571	9,104	27,686	65,114	110,536	0.9
Subtotal	1,687,032	1,376,047	1,166,215	2,849,857	4,441,229	11,520,380	98.0
Other receivables (3)	23,220	14,242	12,180	110,381	74,805	234,828	2.0
Total in 2017	1,710,252	1,390,289	1,178,395	2,960,238	4,516,034	11,755,208	100.0

	On December 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30	31 to 60	61 to 90	91 to 180	181 to 360	More than 360	Total in 2017 (C)	% (5)
	days	days	days	days	days	days
Discounted trade receivables and loans (1)	709,307	620,413	644,694	1,329,608	1,969,808	5,507,348	10,781,178	61.7
Financing	232,435	209,094	189,272	586,311	861,286	4,147,154	6,225,552	35.7
Agricultural and agribusiness loans	1,366	1,511	2,657	12,916	122,099	151,259	291,808	1.7
Subtotal	943,108	831,018	836,623	1,928,835	2,953,193	9,805,761	17,298,538	99.1
Leasing	5,486	5,514	6,269	14,497	25,643	40,449	97,858	0.6
Subtotal	948,594	836,532	842,892	1,943,332	2,978,836	9,846,210	17,396,396	99.7
Other receivables (3)	4,181	3,665	3,152	7,389	9,987	20,473	48,847	0.3
Total in 2017	952,775	840,197	846,044	1,950,721	2,988,823	9,866,683	17,445,243	100.0

32                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Total
	Total in 2017 (A+B+C)	% (5)

Discounted trade receivables and loans (1)	170,241,163	37.6
Financing	130,904,456	28.9
Agricultural and agribusiness loans	20,587,700	4.6
Subtotal	321,733,319	71.1
Leasing	2,249,859	0.5
Advances on foreign exchange contracts (2) (Note 9a)	9,430,404	2.1
Subtotal	333,413,582	73.7
Other receivables (3)	36,047,537	8.0
Total loans	369,461,119	81.7
Sureties and guarantees (4)	78,867,347	17.4
Loan assignment - real estate receivables certificate	902,429	0.2
Acquisition of credit card receivables	2,668,353	0.6
Loans available for import (4)	294,229	0.1
Confirmed exports loans (4)	62,537	-
Co-obligation from assignment of rural loan (4)	76,984	-
Total in 2017	452,332,998	100.0

(1) Including credit card loans and advances on credit card receivables of R$15,344,607 thousand;
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$26,109,733 thousand;
(4) Recognized in off-balance sheet accounts; and
(5) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

Bradesco     33

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)

Discounted trade receivables and loans	21,461,569	76,439,519	13,070,800	23,985,621	9,232,717	4,448,259	3,526,991	2,336,615	15,739,072	170,241,163	46.1
Financing	77,618,837	19,212,768	16,802,047	8,510,510	2,647,229	2,605,381	583,338	316,466	2,607,880	130,904,456	35.4
Agricultural and agribusiness loans	6,833,582	4,754,076	6,208,981	1,716,881	581,395	190,504	47,165	64,183	190,933	20,587,700	5.6
Subtotal	105,913,988	100,406,363	36,081,828	34,213,012	12,461,341	7,244,144	4,157,494	2,717,264	18,537,885	321,733,319	87.1
Leasing	310,102	431,807	1,272,201	49,059	31,268	34,381	11,811	4,593	104,637	2,249,859	0.6
Advances on foreign exchange contracts (2)	3,039,380	1,773,809	1,763,696	2,083,591	195,912	274,174	3,220	164,259	132,363	9,430,404	2.5
Subtotal	109,263,470	102,611,979	39,117,725	36,345,662	12,688,521	7,552,699	4,172,525	2,886,116	18,774,885	333,413,582	90.2
Other receivables	4,957,735	23,658,703	2,750,582	3,477,157	231,921	96,199	91,489	66,419	717,332	36,047,537	9.8
Total in 2017	114,221,205	126,270,682	41,868,307	39,822,819	12,920,442	7,648,898	4,264,014	2,952,535	19,492,217	369,461,119	100.0
%	30.9	34.2	11.3	10.8	3.5	2.1	1.1	0.8	5.3	100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2) Note 9a.

34                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

c)     Maturity ranges and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)
Installments not yet due	-	-	1,164,057	3,245,341	2,211,465	1,991,846	1,834,724	999,886	5,997,924	17,445,243	100.0
1 to 30	-	-	132,808	175,038	107,330	76,620	64,891	84,001	312,087	952,775	5.5
31 to 60	-	-	106,099	172,126	98,626	65,108	62,683	47,133	288,422	840,197	4.8
61 to 90	-	-	81,918	116,298	92,196	58,616	54,299	40,232	402,485	846,044	4.8
91 to 180	-	-	161,476	291,256	260,918	167,301	217,302	113,737	738,731	1,950,721	11.2
181 to 360	-	-	237,381	522,951	386,062	292,224	257,357	187,089	1,105,759	2,988,823	17.1
More than 360	-	-	444,375	1,967,672	1,266,333	1,331,977	1,178,192	527,694	3,150,440	9,866,683	56.6
Past-due installments (2)	-	-	366,158	880,717	900,983	955,634	1,017,002	885,430	6,749,284	11,755,208	100.0
1 to 14	-	-	10,854	126,767	94,122	93,589	123,248	25,460	198,582	672,622	5.7
15 to 30	-	-	347,876	240,306	106,603	65,250	33,893	30,881	212,821	1,037,630	8.8
31 to 60	-	-	7,428	494,411	181,071	133,654	72,744	53,450	447,531	1,390,289	11.9
61 to 90	-	-	-	15,023	493,918	154,957	92,517	60,570	361,410	1,178,395	10.0
91 to 180	-	-	-	4,210	25,269	494,697	590,294	681,709	1,164,059	2,960,238	25.2
181 to 360	-	-	-	-	-	13,487	104,306	33,360	4,209,678	4,360,831	37.1
More than 360	-	-	-	-	-	-	-	-	155,203	155,203	1.3
Subtotal	-	-	1,530,215	4,126,058	3,112,448	2,947,480	2,851,726	1,885,316	12,747,208	29,200,451
Specific provision	-	-	15,303	123,782	311,242	884,244	1,425,863	1,319,721	12,747,208	16,827,363

(1) Percentage of maturities by type of installment; and
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99.

Bradesco     35

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)

Installments not yet due	114,221,205	126,270,682	40,338,092	35,696,761	9,807,994	4,701,418	1,412,288	1,067,219	6,745,009	340,260,668	100.0
1 to 30	7,850,210	19,694,981	3,498,540	4,691,671	1,657,749	618,975	251,410	260,908	812,997	39,337,441	11.6
31 to 60	6,109,848	12,858,573	2,660,230	3,607,394	304,647	604,759	51,162	42,214	617,277	26,856,104	7.9
61 to 90	3,375,005	7,576,573	1,740,763	2,888,935	227,732	85,864	34,679	26,850	266,637	16,223,038	4.8
91 to 180	12,208,280	15,769,621	4,653,235	5,889,533	1,235,705	486,462	116,373	118,034	548,848	41,026,091	12.0
181 to 360	15,860,864	21,283,235	6,442,082	6,351,069	1,676,586	535,867	153,592	341,309	785,180	53,429,784	15.7
More than 360	68,816,998	49,087,699	21,343,242	12,268,159	4,705,575	2,369,491	805,072	277,904	3,714,070	163,388,210	48.0
Generic provision	-	631,353	403,380	1,070,903	980,800	1,410,425	706,144	747,053	6,745,009	12,695,067
Total in 2017 (2)	114,221,205	126,270,682	41,868,307	39,822,819	12,920,442	7,648,898	4,264,014	2,952,535	19,492,217	369,461,119
Existing provision	-	712,568	458,716	1,336,231	1,902,446	5,464,736	4,118,336	2,932,657	19,492,217	36,417,907
Minimum required provision	-	631,353	418,683	1,194,685	1,292,042	2,294,669	2,132,007	2,066,774	19,492,217	29,522,430
Excess provision (3)	-	81,215	40,033	141,546	610,404	3,170,067	1,986,329	865,883	-	6,895,477

(1) Percentage of maturities by type of installment;
(2) The total includes performing loans of R$340,260,666 thousand and non-performing loans of R$29,200,451 thousand; and

(3) The allocation of the excess provision gives preference to the operations that are in the highest risk ratings, limited to 100% of the risk value.

36                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)    Concentration of loans

	On December 31 - R$ thousand
	2017	% (1)
Largest borrower	9,410,382	2.5
10 largest borrowers	30,628,439	8.3
20 largest borrowers	45,506,149	12.3
50 largest borrowers	66,362,206	17.9
100 largest borrowers	82,897,313	22.4

(1)  Percentage on total portfolio (as defined by Bacen).

e)    By economic sector

	On December 31 - R$ thousand
	2017	%
Public sector	9,676,927	2.6
Oil, derivatives and aggregate activities	9,410,382	2.5
Production and distribution of electricity	1,322	-
Services	265,223	0.1
Private sector	359,784,192	97.4
Companies	185,795,799	50.3
Real estate and construction activities	29,383,442	8.0
Retail	23,935,638	6.5
Services	17,994,363	4.9
Transportation and concession	14,185,413	3.8
Automotive	10,014,454	2.7
Food products	8,866,028	2.4
Wholesale	9,045,916	2.4
Production and distribution of electricity	7,360,804	2.0
Iron and steel industry	7,001,290	1.9
Sugar and alcohol	7,042,811	1.9
Holding	3,539,364	1.0
Capital goods	3,740,520	1.0
Pulp and paper	3,358,341	0.9
Chemical	3,464,871	0.9
Cooperative	3,007,516	0.8
Financial	2,988,105	0.8
Leisure and tourism	2,570,126	0.7
Textiles	1,848,748	0.5
Agriculture	1,870,938	0.5
Oil, derivatives and aggregate activities	1,787,235	0.5
Other industries	22,789,876	6.2
Individuals	173,988,393	47.1
Total	369,461,119	100.0

Bradesco     37

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

f)   Breakdown of loans and allowance for loan losses

Level of risk	On December 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2017 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	114,221,205	114,221,205	30.9	30.9
A	-	-	-	126,270,682	126,270,682	34.2	65.1
B	366,158	1,164,057	1,530,215	40,338,092	41,868,307	11.3	76.4
C	880,717	3,245,341	4,126,058	35,696,761	39,822,819	10.8	87.2
Subtotal	1,246,875	4,409,398	5,656,273	316,526,740	322,183,013	87.2
D	900,983	2,211,465	3,112,448	9,807,994	12,920,442	3.5	90.7
E	955,634	1,991,846	2,947,480	4,701,418	7,648,898	2.1	92.8
F	1,017,002	1,834,724	2,851,726	1,412,288	4,264,014	1.1	93.9
G	885,430	999,886	1,885,316	1,067,219	2,952,535	0.8	94.7
H	6,749,284	5,997,924	12,747,208	6,745,009	19,492,217	5.3	100.0
Subtotal	10,508,333	13,035,845	23,544,178	23,733,928	47,278,106	12.8
Total in 2017	11,755,208	17,445,243	29,200,451	340,260,668	369,461,119	100.0
%	3.2	4.7	7.9	92.1	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

38                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Level of risk	On December 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess	Existing	% 2017 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	631,353	631,353	81,215	712,568	0.6
B	1.0	3,662	11,641	15,303	403,380	418,683	40,033	458,716	1.1
C	3.0	26,422	97,360	123,782	1,070,903	1,194,685	141,546	1,336,231	3.4
Subtotal		30,084	109,001	139,085	2,105,636	2,244,721	262,794	2,507,515	0.8
D	10.0	90,097	221,145	311,242	980,800	1,292,042	610,404	1,902,446	14.7
E	30.0	286,690	597,554	884,244	1,410,425	2,294,669	3,170,067	5,464,736	71.4
F	50.0	508,501	917,362	1,425,863	706,144	2,132,007	1,986,329	4,118,336	96.6
G	70.0	619,801	699,920	1,319,721	747,053	2,066,774	865,883	2,932,657	99.3
H	100.0	6,749,284	5,997,924	12,747,208	6,745,009	19,492,217	-	19,492,217	100.0
Subtotal		8,254,373	8,433,905	16,688,278	10,589,431	27,277,709	6,632,683	33,910,392	71.7
Total in 2017		8,284,457	8,542,906	16,827,363	12,695,067	29,522,430	6,895,477	36,417,907	9.9
%		22.7	23.5	46.2	34.9	81.1	18.9	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk.

Bradesco     39

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)    Changes in allowance for loan losses

Year ended December 31 - R$ thousand
2017
- Specific provision (1)	22,468,102
- Generic provision (2)	10,754,921
- Excess provision (3)	7,490,351
- Loans	4,429,361
- Guarantees provided	3,060,990
Opening balance on January 1ST	40,713,374
Accounting for allowance for loan losses	25,078,983
Accounting for/reversal of provisions for guarantees provided (4)	(3,060,990)
Net write-offs/other	(26,313,460)
Closing balance on December 31	36,417,907
- Specific provision (1)	16,827,363
- Generic provision (2)	12,695,067
- Excess provision (3)	6,895,477
- Loans	6,895,477
- Guarantees provided	-

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The excess provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 8f); and
(4) The opening balance, as of January 1ST, 2017, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,990 thousand. In accordance with Resolution No. 4,512/16, in January 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 18b), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision”.

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

Year ended December 31 - R$ thousand
2017
Amount recognized (1)	22,622,616
Amount recovered (2) (3)	(7,026,796)
Allowance for Loan Losses expense net of amounts recovered	15,595,820

(1) Refers, to the formation of allowance for loan losses, in the amount of R$ 25,078,983 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$2,456,367 thousand (Note 8g);

(2) Classified in income from loans (Note 8j); and
(3) In the year ended December 31, 2017, were performed credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$ 7,866,440 thousand, whose sale value was R$ 88,226 thousand.

i)       Changes in the renegotiated portfolio

Year ended December 31 - R$ thousand
2017
Opening balance on January 1ST	17,501,423
Amount renegotiated	16,185,863
Amount received	(10,108,040)
Write-offs	(6,395,377)
Closing balance on December 31	17,183,869
Allowance for loan losses	13,146,472
Percentage on renegotiated portfolio	76.5%

40                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)      Income from loans and leasing

Year ended December 31 - R$ thousand
2017
Discounted trade receivables and loans	47,484,746
Financing	16,511,812
Agricultural and agribusiness loans	1,706,809
Subtotal	65,703,367
Recovery of credits charged-off as losses	7,026,796
Subtotal	72,730,163
Leasing, net of expenses	270,647
Total	73,000,810

k)     Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 8b):

Accrued on December 31 - R$ thousand
2017
Financial Leases Receivables	2,203,621
Unearned income from leasing	(2,146,039)
Financial leased assets, plus lease losses (net)	6,057,054
Accrued depreciation on asset finance leasing:	(2,180,926)
- Accumulated depreciation	(3,313,851)
Difference in depreciation	1,132,925
Prepaid guaranteed residual value (Note 18b)	(1,683,851)
Total present value	2,249,859

9)      OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

On December 31 - R$ thousand
2017
Assets – other receivables
Exchange purchases pending settlement	13,631,205
Foreign exchange and forward documents in foreign currencies	8,185
Exchange sale receivables	3,816,306
(-) Advances in domestic currency received	(176,370)
Income receivable on advances granted	190,273
Total	17,469,599
Liabilities – other liabilities
Exchange sales pending settlement	3,854,054
Exchange purchase payables	13,228,153
(-) Advances on foreign exchange contracts	(9,430,404)
Other	2,821
Total	7,654,624
Net foreign exchange portfolio	9,814,975
Off-balance-sheet accounts:
- Loans available for import	294,229
- Confirmed exports loans	62,537

Bradesco     41

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

Year ended December 31 - R$ thousand
2017
Foreign exchange income	2,287,568
Adjustments:
- Income on foreign currency financing (1)	151,836
- Income on export financing (1)	2,080,324
- Income on foreign investments (2)	33,191
- Expenses of liabilities with foreign bankers (3) (Note 15c)	(1,089,448)
- Funding expenses (4)	(1,628,839)
- Other (5)	(36,576)
Total adjustments	(489,512)
Adjusted foreign exchange income	1,798,056

(1) Recognized in “Income from loans”;
(2) Recognized in “Income from operations with securities”;
(3) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(4) Refers to funding expenses of investments in foreign exchange; and
(5) Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

On December 31 - R$ thousand
2017
Deferred tax assets (Note 31c)	49,780,375
Credit card operations	28,778,086
Debtors for escrow deposits	15,961,301
Trade and credit receivables (1)	9,661,418
Prepaid taxes	9,395,426
Other debtors	3,630,522
Payments to be reimbursed	713,030
Receivables from sale of assets	186,725
Other	542,073
Total	118,648,956

(1) Primarily includes receivables from the acquisition of financial assets from loans and advances on receivables.

42                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

10)    OTHER ASSETS

a)    Foreclosed assets/other

	On December 31 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2017
Real estate	1,547,114	(321,670)	1,225,444
Goods subject to special conditions	675,883	(675,883)	-
Vehicles and similar	525,715	(349,743)	175,972
Inventories/warehouse	17,351	-	17,351
Machinery and equipment	14,262	(12,225)	2,037
Other	25,006	(19,224)	5,782
Total in 2017	2,805,331	(1,378,745)	1,426,586

b)    Prepaid expenses

On December 31 - R$ thousand
2017
Prepayment for acquisition of financial services rights	1,713,545
Commission on the placement of loans and financing (1)	406,722
Advertising and marketing expenses (2)	129,284
Other (3)	1,088,108
Total	3,337,659

(1) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(2) Prepaid expenses of future advertising and marketing campaigns on media; and
(3) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

Bradesco     43

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

11)    INVESTMENTS

The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Equity in the Earnings (Losses) of Affiliates and Subsidiaries”, and correspond, in 2017 to R$ 7,032,591 thousand and the investments under the entry "Earnings of Affiliates and Subsidiaries", correspond to R$ 53,250,862 thousand.

Companies (1)	Year ended December 31 - R$ thousand
	Capital	Shareholders’ equity adjusted	Number of shares/quotas held (in thousands)			Equity interest in capital	Adjusted income	Book value	Equity accounting adjustments (2)
			Ordinary (ON)	Preferential (PN)	Quotas			2017	2017
Bradseg Participações S.A.	14,283,442	30,474,421	8	-	-	97.16%	4,894,612	29,608,947	4,755,605
Quixaba Empreendimentos e Participações Ltda.	10,450,772	13,029,436	-	-	1,045,077,202	100.00%	1,248,174	13,029,436	1,248,174
Kirton Seguros S.A.	911,933	1,697,520	22,629	12,787	-	98.54%	304,812	1,672,789	300,371
Tibre Holdings Ltda.	310,000	601,904	-	-	310,000	100.00%	41,746	601,904	41,746
Bradescard Elo Participações S.A.	790,000	1,353,753	4,167,605	-	-	100.00%	175,103	1,353,753	175,103
Embaúba Holdings Ltda.	326,000	474,169	-	-	285,905	87.70%	122,137	415,846	107,114
BF Promotora de Vendas Ltda.	2,426,220	2,239,082	-	-	2,426,220	100.00%	(6,302)	2,239,082	(6,302)
Haitong Banco de Investimento do Brasil S.A.	420,000	528,245	12,734	12,734	-	20.00%	(113,185)	105,649	(22,637)
Credival - Participações Administração e Assessoria Ltda.	1,021,027	1,115,466	-	-	102,102,670	100.00%	68,853	1,115,466	68,853
Bankpar Brasil Ltda.	290,000	597,268	-	-	290,000	100.00%	67,049	597,268	67,049
Other (3)								2,510,722	297,515
Earnings of Associates and Subsidiaries								53,250,862	7,032,591

(1)  Data related to December 31, 2017;

(2)  The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable; and

(3) Basically, earnings of affiliates and subsidiaries overseas and investments in the following companies: Ganant Corretora de Seguros Ltda., Miramar Holdings S.A., Neon Holdings S.A. and Imagra Imobiliária e Agrícola Ltda.

44                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

12)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	On December 31 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2017
Property and equipment: (1)
- Buildings	4%	239,926	(55,450)	184,476
- Land	-	303,473	-	303,473
Facilities, furniture and premises and equipment	10%	4,764,987	(2,434,609)	2,330,378
Security and communication systems	10%	305,393	(184,602)	120,791
Data processing systems (1)	20 to 40%	4,103,705	(2,533,035)	1,570,670
Transportation systems (1)	10 to 20%	82,426	(45,806)	36,620
Fixed Assets in course	-	779	-	779
Subtotal		9,800,689	(5,253,502)	4,547,187
Leased premises and equipment		6,362,591	(2,486,463)	3,876,128
Total in 2017		16,163,280	(7,739,965)	8,423,315

(1) In 2017, impairment losses were recorded under "Property amd equipment" and "Data processing systems" in the amount of R$ 49,865 thousand.

The immobilization index in relation to the reference equity "prudential conglomerate" was 43.4%, with a maximum limit of 50.0%.

13)    INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	On December 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2017
Acquisition of financial services rights	Contract	4,908,456	(2,570,103)	2,338,353
Software (2)	20%	8,321,647	(5,812,652)	2,508,995
Goodwill (3)	Up to 20%	11,902,430	(3,943,650)	7,958,780
Other	Contract	30,272	(23,751)	6,521
Total in 2017		25,162,805	(12,350,156)	12,812,649

(1) Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;
(2) Software acquired and/or developed by specialized companies; and
(3) On December 31, 2017, primarily composed of goodwill on the acquisition of equity interest in Bradescard - R$ 600,121 thousand, Bradescard Mexico - R$ 16,837 thousand, Bradesco BBI S.A. - R$ 112,749 thousand; and Kirton Bank - R$ 6,389,271 thousand, considering the portion of goodwill allocated to entities not consolidated in the prudential conglomerate, the total goodwill of Kirton Bank is R$ 6,552,361 thousand.

b)   Changes in intangible assets by type

	On December 31 - R$ thousand
	Balance on January 1ST, 2017	Additions / (reductions) (2)	Amortization for the period	Balance on December 31, 2017
Acquisition of financial services rights	1,893,406	1,431,882	(986,935)	2,338,353
Software	2,750,949	721,275	(963,229)	2,508,995
Goodwill – Future profitability (1)	5,430,608	26,936	(932,803)	4,524,741
Goodwill – Based on intangible assets and other reasons (1)	3,481,962	-	(933,550)	2,548,412
Goodwill – Difference in fair value of assets/liabilities (1)	1,599,927	(190,498)	(523,802)	885,627
Other	-	7,548	(1,027)	6,521
Total in 2017	15,156,852	1,997,143	(4,341,346)	12,812,649

(1)  Include, basically, the effects of the final report on purchase price allocation (“PPA”) from the acquisition of HSBC Brasil; and

(2)  Includes, for the year ended December 31, 2017, an impairment loss, in the amount of R$ 30,683 thousand.

Bradesco     45

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

14)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017
● Demand deposits (1)	34,317,789	-	-	-	34,317,789
● Savings deposits (1)	103,332,697	-	-	-	103,332,697
● Interbank deposits	262,979	203,511	1,232,491	469,750	2,168,731
● Time deposits (2)	6,386,539	11,400,654	11,358,895	97,717,221	126,863,309
Total in 2017	144,300,004	11,604,165	12,591,386	98,186,971	266,682,526
%	54.1	4.4	4.7	36.8	100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017
Own portfolio	72,499,519	13,168,048	19,699,620	6,120,732	111,487,919
● Government securities	58,282,748	195,515	78,403	643	58,557,309
● Debentures of own issuance	6,752,902	12,566,243	19,588,478	5,673,618	44,581,241
● Foreign	7,463,869	406,290	32,739	446,471	8,349,369
Third-party portfolio (1)	128,356,541	-	-	-	128,356,541
Unrestricted portfolio (1)	6,162,512	2,551,111	-	-	8,713,623
Total in 2017	207,018,572	15,719,159	19,699,620	6,120,732	248,558,083
%	83.3	6.3	7.9	2.5	100.0

(1)  Represented by government securities.

46                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Funds from issuance of securities

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017
Securities – Brazil:
- Financial bills	2,019,585	17,706,909	32,182,136	53,994,119	105,902,749
- Letters of credit for real estate	504,511	9,664,281	10,421,003	6,431,116	27,020,911
- Letters of credit for agribusiness	431,884	3,418,392	5,212,658	1,910,748	10,973,682
Subtotal	2,955,980	30,789,582	47,815,797	62,335,983	143,897,342
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	10,437	392,234	502,501	1,559,007	2,464,179
- MTN Program Issues (1)	2,821	28,500	34,212	569,016	634,549
Subtotal	13,258	420,734	536,713	2,128,023	3,098,728
Structured Operations Certificates	4,339	71,999	100,786	191,361	368,485
Total in 2017	2,973,577	31,282,315	48,453,296	64,655,367	147,364,555
%	2.0	21.2	32.9	43.9	100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

Bradesco     47

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   Cost for market funding and inflation

Year ended December 31 - R$ thousand
2017
Savings deposits	5,730,457
Time deposits	7,604,041
Securities sold under agreements to repurchase	25,640,610
Funds from issuance of securities	14,433,363
Subordinated debts (Note 17)	5,100,017
Other funding expenses	644,014
Total	59,152,502

15)    BORROWING AND ON-LENDING

a)  Borrowing

	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2017
	days	days	days	days
Overseas	3,057,063	8,979,714	5,242,845	1,240,945	18,520,567
Total in 2017	3,057,063	8,979,714	5,242,845	1,240,945	18,520,567
%	16.5	48.5	28.3	6.7	100.0

b)  On-lending

	On December 31 - R$ thousand
	1 to 30	31 to 180	181 to 360	More than 360	2017
	days	days	days	days
In Brazil	899,536	4,738,203	5,415,040	19,716,515	30,769,294
- FINAME	498,004	2,576,661	2,840,348	10,962,718	16,877,731
- BNDES	401,342	2,161,542	2,476,172	8,753,797	13,792,853
- National Treasury	-	-	97,200	-	97,200
- Other institutions	190	-	1,320	-	1,510
Total in 2017	899,536	4,738,203	5,415,040	19,716,515	30,769,294
%	2.9	15.4	17.6	64.1	100.0

c)     Borrowing and on-lending expenses

Year ended December 31 - R$ thousand
2017
Borrowing:
- In Brazil	393,837
- Overseas	1,194,692
Subtotal borrowing	1,588,529
On-lending in Brazil:
- BNDES	1,130,511
- FINAME	708,243
- National Treasury	7,023
- Other institutions	53
On-lending overseas:
- Payables to foreign bankers (Note 9a)	1,089,448
Subtotal on-lending	2,935,278
Total	4,523,807

48                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

16)  PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements. However, there are ongoing proceedings where the chance of success is considered probable, but the amounts are not material, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

Bradesco     49

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recognized in provisions, taking into consideration the claims where Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders may to accede the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, pending final decision of the approval decision. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-	PIS and COFINS – R$ 2,465,109 thousand: a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-	IRPJ/CSLL on losses of credits – R$ 1,614,663 thousand: we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-	Pension Contributions – R$ 1,365,577 thousand: official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

-	INSS – Contribution to SAT – R$ 401,018 thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

In 2017, the Organization adhered to the Special Tax Regularization Program (PERT), established by Provisional Measure (MP) No. 783/17, which provides for the settlement by means of payment and installment payment of its tax and social security obligations with the Brazilian Federal Revenue Service and the National Treasury Attorney-General’s Office (PGFN) of debts due up to April 30,

50                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

2017, resulting in a negative net effect of R$241,141 thousand in the result. On October 24, 2017, the MP No. 783/17 was converted into Law No. 1,396/17 and was amended; however, no relevant impacts on the Organization.

In addition to this, also adhered to the Incentivized Installment Payment Program (PPI-SP), Law No. 16,680/17 in order to promote the settlement of debts regarding such law as to taxable events occurred up to December 31,2016, resulting in the net negative effect of R$ 61,814 thousand.

IV  Provisions by nature

On December 31 - R$ thousand
2017
Labor claims	5,247,198
Civil claims	4,384,585
Provision for tax risks	6,403,193
Total (Note 18b)	16,034,976

V   Changes in provisions

	R$ thousand
	2017
	Labor	Civil	Tax (1) (2)
Balance on January 1ST, 2017	4,764,013	4,106,200	6,816,301
Adjustment for inflation	616,832	484,361	405,766
Provisions, net of (reversals and write-offs)	863,685	675,982	(706,921)
Payments	(997,332)	(881,958)	(111,953)
Balance on December 31, 2017	5,247,198	4,384,585	6,403,193

(1) Mainly include legal obligations; and
(2) Includes, reversals of provisions relating to: (i) PIS proceeding, relative to the offset of amounts unduly paid in the amount of R$268,729 thousand; and (ii) IRPJ/CSLL on loan losses, in the amount of R$ 408,730 thousand.

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$ 4,902,151 thousand; b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$ 2,394,087 thousand; c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits in the amount of R$ 2,320,956 thousand which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2013, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$ 2,431,844 thousand; e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$ 1,399,506 thousand; and f) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$ 969,713 thousand.

Bradesco     51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)  Other matters

I.	On May, 2016, the indictment occurred of three members of its Board of Executive Officers of Bradesco by the Brazilian Federal Police under the so-called “Operation Zelotes.” On July, 2016, the Public Prosecutor's Office filed charges against the three members of the Board of Executive Officers and a former member of its Board of Directors, that was received by the Judge of the 10th Federal Court of the Federal District Judiciary Section. The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any illegality committed by its representatives. The executives of Bradesco have already submitted their respective defenses in the criminal proceedings, pointing out the facts and evidence demonstrating their innocence. The process has already had its investigation phase closed, now await the final allegations and sentence of the first degree trial.

In parallel to his defense, the Chairman of the Board of Executive Officers of Bradesco, Mr. Luiz Carlos Trabuco Cappi, presented a petition for habeas corpusto the Regional Federal Court (Tribunal Federal Regional) – 1st Region. After processing the motion for habeas corpus. The 4th Panel of the aforementioned Court, by unanimous decision, excluded him from criminal proceedings, due to lack of just cause. This procedure is in the stage of appeal to the STJ. The same habeas corpus was extended to the former member of the Board of Directors, previously denounced.

Bradesco provided all the information requested to the regulatory bodies, in Brazil and abroad. Moreover, Bradesco was summoned by the General´s Office of the Ministry of Finance on the filing of an Administrative Proceeding ("PAR"). This process, which is in the pre-trial phase, may entail the possibility of application of a fine and/or mention on public lists, which may eventually lead to restrictions on business with public agencies.

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June 3, 2016. On September 1, 2016, Bradesco spontaneously attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December 23, 2016. On October 21, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depositary Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May 31, June 8 and July 28, 2016. On December 23, 2016, Bradesco filed a motion to dismiss the process, which – following a reply from the Lead Plaintiff and a rejoinder from Bradesco, and on September 29, 2017, the Judge decided the following: (i) the Court partially upheld and rejected the termination request, limiting the proposed class to investors who purchased American Depositary Shares ("ADS") Bradesco between August 8, 2014 and July 27, 2016; and (ii) the Court granted to the Lead Plaintiff a 30-day term to present an addendum to the initial request. After said term, on October 30, 2017, the Lead Plaintiff informed the Judge that it will not present any amendments. Thus, the demand will lead to the discovery phase, so the limitation of the aforementioned class would be maintained. Given the current phase of the demand, it is not possible to perform a risk analysis and, besides, there are no elements to support the assessment of the amount of said risk.

II.

The wholly-owned subsidiaries of Bradesco, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Organization. In the scope of this commitment, managers and officers of the Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena.

52                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The Company carried out a thorough evaluation of all aspects related to FIP ENSEADA, having referred to the Public Federal Ministry the Internal Inspection Report, without having noticed any deviation in the performance of its subsidiaries and their managers.

Nevertheless, on the recommendation of its legal advisors, it was considered appropriate to settle Fundação Petrobrás de Seguridade Social - PETROS, FUNCEF - Fundação dos Economiários Federais, and the Agência de Fomento do Estado do Amazonas S/A – AFEAM, investors of FIP Enseada, and with the Public Federal Ministry, - Work Group – “Operação Greenfield”, payment of the amounts invested, in the amount of approximately R$113 million, as a mean to avoid long discussions of judicial and administrative nature.

With payment made on December 11, 2017, the government securities given in guarantee were released under the judgment of the 10th. Federal Court of the Federal District, which had the aim of guarantee the payment of any civil damages sustained by institutional investors.

17)    SUBORDINATED DEBT

	On December 31 - R$ thousand
	Original term in years	Nominal amount	2017
In Brazil:
Subordinated CDB:
2019	10	20,000	62,303
Financial bills:
2017	6	8,630,999	-
2018	6	8,262,799	10,130,108
2019	6	21,858	36,139
2017	7	40,100	-
2018	7	141,050	316,757
2019	7	3,172,835	3,436,734
2020	7	1,700	2,801
2022	7	4,305,011	5,597,559
2023	7	1,359,452	1,699,872
2024	7	67,450	73,861
2018	8	50,000	119,417
2019	8	12,735	28,184
2020	8	28,556	54,383
2021	8	1,236	2,027
2023	8	1,706,846	2,265,488
2024	8	136,695	159,205
2025	8	6,193,653	6,624,611
2021	9	7,000	13,125
2024	9	4,924	6,611
2025	9	400,944	457,679
2021	10	19,200	40,429
2022	10	54,143	99,338
2023	10	688,064	1,070,085
2025	10	284,137	392,376
2026	10	361,196	438,776
2027	10	258,743	273,498
2026	11	3,400	4,271
2027	11	47,046	53,996
2028	11	74,764	77,079
Perpetual		5,000,000	5,004,967
Subtotal in Brazil			38,541,679
Overseas:
2019	10	1,333,575	2,523,797
2021	10	1,886,720	3,701,272
2022	11	2,766,650	5,425,738
Subtotal overseas			11,650,807
Total (1) (2)			50,192,486

(1) It includes the amount of R$ 23,129,838 thousand, referring to subordinated debts recognized in “Eligible Debt Capital Instruments”; and
(2) The information on results are presented on (Note 14d).

Bradesco     53

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

18)    OTHER LIABILITIES

a)   Tax and social security

On December 31 - R$ thousand
2017
Provision for deferred income tax (Note 31f)	3,110,313
Taxes and contributions on profit payable	688,094
Taxes and contributions payable	1,169,975
Total	4,968,382

b)   Sundry

On December 31 - R$ thousand
2017
Credit card operations (1)	6,698,199
Civil, tax and labor provisions (Note 16b IV) (2)	16,034,976
Loan assignment obligations	8,454,076
Provision for payments	6,128,964
Sundry creditors	4,308,087
Obligations by quotas of investment funds	5,073,931
Creditors - prepayment of residual value	1,683,851
Liabilities for acquisition of assets and rights	223,889
Other (3)	4,826,299
Total	53,432,272

(1) According to Bacen Circular Letter No.3,828/17, which changes the accounting in payment arrangements (Credit Card Transactions), part of these transactions were, in December 2017, classified in the "Interbank Financial Statements" caption in the amount of R $ 19,535,099 thousand ;

(2) According to Bacen Circular Letter No. 3,782/16, “Provisions for tax risks” were reclassified from “Other liabilities - Tax and social security” to “Other liabilities - Sundry"; and
(3) Includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16 (Note 8g).

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

The amounts guaranteed as of December 31, 2017 were as follows: (i) R$ 1,232,093 thousand, referring to guarantees related to international trade of goods, with a provision of R$ 2,115 thousand; (ii) R$ 2,089,408 thousand, referring to guarantees related to bidding, auctions, service rendering or execution of works, with a provision of R$ 12,000 thousand; (iii) R$ 535,323 thousand, referring to guarantees related to the supply of goods, with a provision of R$ 48,159 thousand; (iv) R$ 31,961,448 thousand, referring to sureties or guarantees in judicial and administrative proceedings of tax nature, with a provision of R$ 306,159 thousand; and (v) R$ 43,049,075 thousand, referring to other bank guarantees, with a provision of R$446,968 thousand (Note 18b).

54                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

19)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

On December 31 - R$ thousand
2017
Banco Bradesco BBI S.A.	17,918
Other	210
Total	18,128

20)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

On December 31
2017
Common	3,054,481,112
Preferred	3,054,480,793
Subtotal	6,108,961,905
Treasury (common shares)	(5,032,549)
Treasury (preferred shares)	(18,855,746)
Total outstanding shares	6,085,073,610

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares on January 1st, 2017	2,772,225,966	2,759,659,133	5,531,885,099
Increase of capital stock with issuing of shares – bonus of 10% (1)	277,680,101	277,680,072	555,360,173
Increase of shares in treasury – bonus of 10%	(457,504)	(1,714,158)	(2,171,662)
Number of outstanding shares as at December 31, 2017	3,049,448,563	3,035,625,047	6,085,073,610

(1) It benefited the shareholders registered in the records of Bradesco on April 28, 2017.

In the Extraordinary General Meeting of March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

c)   Interest on Shareholders’ Equity

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 30, 2017, approved the Board of Executive Officers’ proposal to pay to the shareholders intermediary interest on shareholder’s equity for the first semester of 2017, to the value of R$1,102,000 thousand, of which R$0.172493781 are per common share and R$0.189743160 per preferred share, whose payment was made on July 17, 2017.

The Board of Directors’ Meeting held on December 22, 2017, it was approved the Board of Executive Officers’ proposal to pay to the shareholders complementary interest on shareholder’s equity of 2017, to the value of R$ 4,820,000 thousand, of which R$0.754464633 are per common share and R$0.829911096 per preferred share, whose payment was made in March 08, 2018.

Bradesco     55

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Interest on shareholders’ equity for the year ended December 31, 2017 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	14,657,755
(-) Legal reserve	732,888
Adjusted calculation basis	13,924,867
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	7,204,344
Withholding income tax on interest on shareholders' equity	(1,080,652)
Interest on shareholders' equity (net) accumulated in 2017	6,123,692	43.98

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recognized in provision
	Common	Preferred
Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,282,344	192,352	1,089,992
Intermediary interest paid on shareholders’ equity	0.172494	0.189743	1,102,000	165,300	936,700
Supplementary interest on shareholders’ equity provisioned	0.754465	0.829911	4,820,000	723,000	4,097,000
Total accrued on December 31, 2017	1.133957	1.247352	7,204,344	1,080,652	6,123,692

d)   Treasury shares

A total of 5,032,549 common shares and 18,855,746 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$ 440,514 thousand until December 31, 2017, and remain in treasury. The minimum, average and maximum cost per common share is R$ 19.35, R$ 24.56 and R$ 27.14, and per preferred share is R$ 19.37, R$ 26.98 and R$ 33.13, respectively. The fair value was R$ 32.06 per common share and R$ 33.85 per preferred share on December 31, 2017.

21)    FEE AND COMMISSION INCOME

Year ended December 31 - R$ thousand
2017
Credit card income	6,773,675
Checking account	6,652,711
Loans	2,984,609
Collections	1,965,601
Consortium management	1,526,660
Asset management	1,621,758
Custody and brokerage services	848,802
Underwriting/ Financial Advisory Services	801,219
Payments	409,267
Other	456,347
Total	24,040,649

56                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

22)    PAYROLL AND RELATED BENEFITS

Year ended December 31 - R$ thousand
2017
Salaries	8,489,938
Benefits	4,923,102
Social security charges	3,288,037
Employee profit sharing	1,477,086
Provision for labor claims	950,740
Training	146,722
Total (1)	19,275,625

(1) Includes the effects of the Special Voluntary Termination Plan (Note 32).

23)    OTHER ADMINISTRATIVE EXPENSES

Year ended December 31 - R$ thousand
2017
Depreciation and amortization	5,158,875
Outsourced services	4,235,258
Data processing	2,157,372
Rental	1,637,849
Communication	1,578,468
Asset maintenance	1,148,790
Financial system services	1,004,376
Security and surveillance	818,221
Advertising and marketing	804,905
Transport	769,728
Asset leasing	656,745
Water, electricity and gas	384,279
Supplies	241,430
Travel	194,234
Other	884,829
Total	21,675,359

24)    TAX EXPENSES

Year ended December 31 - R$ thousand
2017
Contribution for Social Security Financing (COFINS)	3,193,239
Social Integration Program (PIS) contribution	583,416
Tax on Services (ISSQN)	744,612
Municipal Real Estate Tax (IPTU) expenses	101,452
Other	207,246
Total	4,829,965

Bradesco     57

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

25)    OTHER OPERATING INCOME

Year ended December 31 - R$ thousand
2017
Other interest income	1,499,432
Reversal of other operating provisions (1)	5,593,034
Revenues from recovery of charges and expenses	287,781
Other	1,476,997
Total	8,857,244

(1) For the year ended December 31, 2017, it includes: (i) reversal of generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16 (Note 8h); and (ii) reversal of: (a) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (b) provision for tax risks related to IRPJ/CSLL on credit losses (Note 16b V).

26)    OTHER OPERATING EXPENSES

Year ended December 31 - R$ thousand
2017
Other finance costs	3,499,638
Sundry losses	1,800,668
Discount granted	1,503,676
Commissions on loans and financing	1,056,371
Foreign exchange variation of assets and liabilities overseas	(699,450)
Intangible assets amortization	12,632
Other (1)	6,293,416
Total	13,466,951

(1)  For the year ended December 31, 2017, it includes a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16 (Note 8h).

27)    NON-OPERATING INCOME (LOSS)

Year ended December 31 - R$ thousand
2017
Gain/loss on sale and write-off of assets and investments	(637,588)
Recording/reversal of non-operating provisions (1)	(179,067)
Other	110,592
Total	(706,063)

(1)  Represented mainly by an allowance for losses on non-use assets (BNDU).

58                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

28)    RELATED-PARTY TRANSACTIONS

a)   Related-party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On December 31 - R$ thousand
	Controllers (1)	Associates and Jointly controlled companies (2)	Key Management Personnel (3)	Total
Assets
Interbank investments	-	724,369	-	724,369
Receivable from associates companies	-	1,431,358	-	1,431,358
Other assets	-	2,112	-	2,112
Liabilities
Demand deposits/Savings accounts	297	238,943	15,094	254,334
Time deposits	903,293	1,253,993	72,119	2,229,405
Securities sold under agreements to repurchase	-	233,340	10,096	243,436
Funds from issuance of securities	6,632,932	12,332,608	846,947	19,812,487
Derivative financial instruments	27,551	-	-	27,551
Interest on own capital and dividends payable	2,275,419	-	-	2,275,419
Other liabilities	-	8,906,073	-	8,906,073

	Year ended December 31 - R$ thousand
	Controllers (1)	Associates and Jointly controlled companies (2)	Key Management Personnel (3)	Total

Income from financial intermediation	-	58,333	-	58,333
Financial intermediation expenses	(880,189)	(1,134,057)	(84,818)	(2,099,064)
Income from services provided	-	365,523	-	365,523
Expenses in operations with derivatives	(6,870)	-	-	(6,870)
Administrative Expenses	-	(513,946)	-	(513,946)
Other expenses net of other operating revenues	(2,652)	(369,566)	-	(372,218)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 11; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Bradesco     59

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Remuneration of key management personnel

Each year, the Annual Shareholders’ Meeting approves:

•	The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•	The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization Bradesco.

For 2017, the maximum amount of R$ 468,700 thousand was set for Management compensation and R$ 487,700 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Bradesco, which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

Year ended December 31 - R$ thousand
2017
Salaries	456,262
Total	456,262

Post-employment benefits

Year ended December 31 - R$ thousand
2017
Defined contribution supplementary pension plans	473,663
Total	473,663

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

On December 31
2017
● Common shares	0.46%
● Preferred shares	1.04%
● Total shares (1)	0.75%

(1) On December 31, 2017, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.34% of common shares, 1.08% of preferred shares and 1.71% of all shares.

60                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

29)    RISK AND CAPITAL MANAGEMENT

a)    Risk Management

Bradesco carries out a corporate risk control in an integrated and independent manner, preserving and giving value to a collective decision-making environment, developing and implementing methodologies, models and tools for measurement and control. Within Bradesco the dissemination of knowledge amongst employees at all hierarchical levels is stimulated, from the business areas to the Board of Directors.

Risk and capital management structures have established policies, standards and procedures, ensuring that the Bradesco Organization maintains a control process consistent with the nature of its operations, complexity of its products and services, activities, processes, systems and the extent of its exposure to risks. These structures are also composed by a number of committees, commissions and departments that provide support to the Senior Management and the Board of Directors in decision-making. The most notable amongst these are the Integrated Risk Management and Capital Allocation Committee (COGIRAC) and Risk Committee, whose purpose is to advise the Board of Directors in the performance of its duties in the management and control of risks and capital.

Detailed information regarding to risk management process, capital adequacy as well as Bradesco's risk exposures, can be found in the Risk Management Report - Pillar 3 available on the Investors Relations website at www.bradescori.com.br.

b)    Capital Management

The Basel Ratio is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table above shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On December 31 - R$ thousand
Prudential Conglomerate
2017
Tier I capital	80,084,744
Common equity	75,079,777
Shareholders’ equity	110,457,476
Non-controlling interest / Other	68,072
Prudential adjustments (1)	(35,445,771)
Additional capital	5,004,967
Tier II capital	24,588,090
Subordinated debts (Resolution No. 4,192/13)	16,947,024
Subordinated debts (previous to CMN Resolution No. 4,192/13)	7,641,066
Reference Equity (a)	104,672,834

- Credit risk	554,928,771
- Market risk	8,908,205
- Operational risk	47,605,162
Risk-weighted assets – RWA (b)	611,442,139

Basel ratio (a/b)	17.1%
Tier I capital	13.1%
- Principal capital	12.3%
- Additional capital	0.8%
Tier II capital	4.0%

(1) As from January 2017, the factor applied to prudential adjustments went from 60% to 80%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13.

Bradesco     61

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c) Indicator of Global Systemic Importance (IASG)

According to Bacen Circular Letter No 3,751/15, Bradesco calculated the indicators for the evaluation of global systemic importance (IASG), published on the Investor Relations website (bradesco.com.br/ri - Market Information - Reports and Spreadsheets - Reports - Risk Management Report – Pillar 3).

d)    Social and environmental risk

The social and environmental risk is represented by potential damages that an economic activity can cause to society and to the environment. The social and environmental risks associated with financial institutions are mostly indirect and stem from business relationships, including those with the supply chain and with customers, through financing and investment activities.

The social and environmental risk management process has a robust governance structure, comprised of committees, policies, standards and procedures, allowing the risk to be properly identified, measured, mitigated, monitored and reported. This process complies with Resolution No. 4,327/14 of the Central Bank and observes the principles of relevance and proportionality, which is necessary in view of the complexity of the financial products and the profile of Organization’s activities.

The Organization seeks to constantly incorporate and improve the criteria for managing the social and environmental risk arising from business relations with customers, through loan and financing operations, guarantees, suppliers and investments, which comprise the scope of analysis reflected in the Organization Social and Environmental Risk Standard (available at www.bradescosustentabilidade.com.br/site/).

The Organization has made several commitments related to environmental and social aspects, such as the Carbon Disclosure Project (CDP), the Principles for Responsible Investment (PRI), the Business Charter for Human Rights and Promotion of Decent Work (Ethos), the United Nations Environment Program (UNEP-FI), the Global Compact, among others.

Moreover, the Organization has been a signatory of the Equator Principles since 2004, and among the requirements evaluated are as follows the working conditions, impacts to the community and the environment of projects financed by the Organization, pursuant to the Brazilian legislation and the standards and guidelines of the International Finance Corporation (IFC), besides the World Bank Group's Health, Safety and Environment Guidelines. During the credit granting process, transactions under Equator Principles undergo a social and environmental risk analysis.

The following table presents the loan operation that is in accordance with the Equator Principles contracted in the period from January to December 2017:

	Number of operation by category (Equator Principles)
	A (High risk)	B (Medium risk)	C (Low risk)
Sector
Electricity	-	1	-
Infrastructure	-	1	-
Region
Northeast	-	1	-
Southeast	-	1	-

R$ thousand
Total project value	1,397,100
Bradesco's participation (loan)	587,245

62                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

e)    Below is the statement of financial position by currency and maturity

I – The statement of financial position by currency

	On December 31 - R$ thousand
	2017
	Balance	Local	Foreign (1) (2)
Assets
Current and long-term assets	913,055,728	847,884,493	65,171,235
Cash and due from banks	14,873,276	12,858,863	2,014,413
Interbank investments	154,342,658	152,024,863	2,317,795
Securities and derivative financial instruments	242,262,702	226,149,364	16,113,338
Interbank and interdepartmental accounts	68,278,584	68,278,584	-
Loans and leasing	287,211,334	257,005,002	30,206,332
Other receivables and assets	146,087,174	131,567,817	14,519,357
Permanent assets	74,531,257	74,497,435	33,822
Investments	53,295,293	53,295,293	-
Premises and equipment and leased assets	8,423,315	8,401,247	22,068
Intangible assets	12,812,649	12,800,895	11,754
Total	987,586,985	922,381,928	65,205,057

Liabilities
Current and long-term liabilities	876,723,794	813,386,807	63,336,987
Deposits	266,682,526	253,376,929	13,305,597
Securities sold under agreements to repurchase	248,558,083	240,208,714	8,349,369
Funds from issuance of securities	147,364,555	144,265,827	3,098,728
Interbank and interdepartmental accounts	26,759,972	23,736,975	3,022,997
Borrowing and on-lending	49,289,861	30,431,698	18,858,163
Derivative financial instruments	14,097,259	13,577,105	520,154
Other liabilities:
- Subordinated debts	50,192,486	38,541,679	11,650,807
- Others	73,779,052	69,247,880	4,531,172
Deferred income	387,587	387,587
Non-controlling interests in subsidiaries	18,128	18,128
Shareholders’ equity	110,457,476	110,457,476
Total	987,586,985	924,249,998	63,336,987

Net position of assets and liabilities			1,868,070
Net position of derivatives (2)			(52,680,961)
Other net off-balance-sheet accounts (3)			(268,316)
Net exchange position (liability)			(51,081,207)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and
(3) Other commitments recognized in off-balance-sheet accounts

Bradesco     63

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II - The statement of financial position by maturity

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	448,534,107	95,113,536	69,057,498	300,350,587	-	913,055,728
Cash and due from banks	14,872,801	387	88	-		14,873,276
Interbank investments (1)	146,664,177	3,171,130	3,262,267	1,245,084		154,342,658
Securities and derivative financial instruments (1) (2)	144,775,772	7,781,984	2,389,818	87,315,128		242,262,702
Interbank and interdepartmental accounts	67,030,524	51,743	-	1,196,317		68,278,584
Loans and leasing	24,193,661	60,202,891	45,500,288	157,314,494		287,211,334
Other receivables and assets	50,997,172	23,905,401	17,905,037	53,279,564		146,087,174
Permanent assets	4,169,953	1,455,787	1,734,642	13,572,109	53,598,766	74,531,257
Investments					53,295,293	53,295,293
Premises and equipment	3,943,597	337,347	404,816	3,434,082	303,473	8,423,315
Intangible assets	226,356	1,118,440	1,329,826	10,138,027	-	12,812,649
Total in December 31, 2017	452,704,060	96,569,323	70,792,140	313,922,696	53,598,766	987,586,985

Liabilities
Current and long-term liabilities	440,731,370	85,212,006	93,081,081	257,699,337	-	876,723,794
Deposits (3)	144,300,004	11,604,165	12,591,386	98,186,971		266,682,526
Securities sold under agreements to repurchase (1)	207,018,572	15,719,160	19,699,619	6,120,732		248,558,083
Funds from issuance of securities	2,973,577	31,282,315	48,453,296	64,655,367		147,364,555
Interbank and interdepartmental accounts	26,759,972	-	-	-		26,759,972
Borrowing and on-lending	3,956,599	13,717,917	10,657,885	20,957,460		49,289,861
Derivative financial instruments	13,374,646	201,643	81,073	439,897		14,097,259
Other liabilities:
- Subordinated debts	752,013	9,428,997	640,536	39,370,940		50,192,486
- Others	41,595,987	3,257,809	957,286	27,967,970		73,779,052
Deferred income	387,587	-	-	-		387,587
Non-controlling interests in subsidiaries					18,128	18,128
Shareholders’ equity					110,457,476	110,457,476
Total in December 31, 2017	441,118,957	85,212,006	93,081,081	257,699,337	110,475,604	987,586,985

Net assets accumulated on December 31, 2017	11,585,103	22,942,420	653,479	56,876,838

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

64                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

30)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases (related to the former employees of Baneb).

Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec, for former employees of Banco do Estado do Ceará S.A.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank Brasil S.A.), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Pension Plan offered to the employees of Bradesco.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, Losango I – Supplementary Part and PREVMAIS Losango Plan, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

In accordance with CPC 33 (R1) – Employee Benefits, approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rate and recognize in their financial statements the obligation due. The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties). Follow the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

Bradesco     65

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Risk factors	On December 31
2017
Nominal discount rate	8.5% - 10% p.a.
Nominal rate of minimum expected return on assets	8.5% - 10% p.a.
Nominal rate of future salary increases	4.3% p.a.
Nominal growth rate of social security benefits and plans	4.3% p.a.
Inflation rate	4.3% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS
Biometric table of entering disability	Per plan
Expected turnover rate	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

Year ended December 31 - R$ thousand
2017
(i) Projected benefit obligations:
At the beginning of the year	2,141,393
Cost of current service	186
Interest cost	227,980
Participant’s contribution	1,197
Actuarial gain/(loss)	144,624
Benefit paid	(192,042)
At the end of the year	2,323,338

(ii) Plan assets at fair value:
At the beginning of the year	2,127,872
Expected earnings	423,546
Contributions received:
Employer	14,957
Employees	1,197
Benefit paid	(192,043)
At the end of the year	2,375,529

(iii) Financial position:
Plans in deficit	(149,571)
Plans in surplus	201,762
Net balance	52,191

The net cost/(benefit) of the pension plans, recognized in the statement of income, include the following components:

Year ended December 31 - R$ thousand
2017
Projected benefit obligations:
Cost of service	186
Cost of interest on actuarial obligations	227,980
Expected earnings from the assets of the plan	(227,360)
Net cost/(benefit) of the pension plans	806

The accumulated obligations of the pension plans are included in “Other liabilities”, in our statement of financial position.

The table below, of sensitivity analysis of the obligations of the benefit plans, demonstrates the impact on the actuarial exposure (8.5% - 10% p.a.) by the amendment of the premise in the discount rate in 1 p.p.:

66                 December 2017

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Discount rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
9.5% - 11.0% p.a.	Increase of 1 p.p.	reduction	(256,532)
7.5% - 9.0% p.a.	Reduction of 1 p.p.	increase	303,154

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the year ended December 31, 2017, totaled R$ 866,474 thousand, considering the expenses with contributions in entities not consolidated in the Prudential Conglomerate, the total expenses with contributions made would be R$ 988,905 thousand.

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training, These expenses, including the aforementioned contributions, totaled R$ 5,069,822 thousand during the year ended December 31, 2017, considering other benefits in entities not consolidated in the Prudential Conglomerate, the total of other benefits would be R$ 5,594,368 thousand.

31)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

Year ended December 31 - R$ thousand
2017
Income before income tax and social contribution	14,530,516
Total burden of income tax and social contribution at the current rates (1)	(6,538,732)
Effect on the tax calculation:
Earnings of Associates and Subsidiaries	3,164,666
Net non-deductible expenses of nontaxable income	382,588
Interest on shareholders’ equity (paid and payable)	3,241,955
Other amounts (2)	(121,409)
Income tax and social contribution for the period	129,068

(1) Current rates: (i) 25% for income tax; (ii) 15% for the social contribution to financial and companies, and 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h); and

(2) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

b)  Breakdown of income tax and social contribution in the statement of income

Year ended December 31 - R$ thousand
2017
Current taxes:
Income tax and social contribution payable	(2,101,804)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	2,822,943
Use of opening balances of:
Social contribution loss	(426,488)
Income tax loss	(320,595)
Constitution in the period on:
Social contribution loss	145,483
Income tax loss	9,529
Total deferred tax assets	2,230,872
Income tax and social contribution for the period	129,068

c)  Deferred income tax and social contribution

	R$ thousand
	Balance on January 1st, 2017	Amount recorded	Realized / Decrease (2)	Balance on 12/31/2017

Allowance for loan losses	25,279,237	11,854,829	8,077,843	29,056,223
Civil provisions	1,829,057	510,932	519,105	1,820,884
Tax provisions	2,604,158	198,008	355,985	2,446,181
Labor provisions	1,985,377	729,920	668,046	2,047,251
Provision for devaluation of securities and investments	163,198	124,058	94,308	192,948
Provision for devaluation of foreclosed assets	535,785	297,119	228,695	604,209
Adjustment to fair value of trading securities	4,863,195	1,596,486	2,765,947	3,693,734
Amortization of goodwill	411,701	48,576	146,344	313,933
Other	4,086,417	3,426,699	3,107,411	4,405,705
Total deductible taxes on temporary differences	41,758,125	18,786,627	15,963,684	44,581,068
Income tax and social contribution losses in Brazil and overseas	5,477,576	155,012	747,083	4,885,505
Subtotal (1)	47,235,701	18,941,639	16,710,767	49,466,573
Adjustment to fair value of available-for-sale securities (1)	873,412	127,684	687,294	313,802
Total deferred tax assets (Note 9b)	48,109,113	19,069,323	17,398,061	49,780,375
Deferred tax liabilities (Note 32f)	2,190,432	1,319,709	399,828	3,110,313
Deferred tax assets, net of deferred tax liabilities	45,918,681	17,749,614	16,998,233	46,670,062

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Notes to the Financial Statements of the Prudential Conglomerate

(1) Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h). With regard to the temporary effects produced by the adoption of Law No. 13,169/15, which raised the rate of the social contribution to 20%, the respective tax credits, are calculated based on the expected implementation; and

(2) Includes write-off of tax credits, in the amount of R$ 112,375 thousand.

d)  Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2018	6,261,946	4,867,428	143,295	298,364	11,571,033
2019	6,372,653	3,803,157	117,626	70,487	10,363,923
2020	5,745,024	3,433,852	118,958	70,540	9,368,374
2021	4,646,876	2,779,568	599,455	358,596	8,384,495
2022	1,982,971	1,176,347	729,058	476,803	4,365,179
After 2022	2,217,994	1,293,252	824,042	1,078,281	5,413,569
Total	27,227,464	17,353,604	2,532,434	2,353,071	49,466,573

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On December 31, 2017, the present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$ 46,495,376 thousand, of which R$ 42,108,374 thousand relates to temporary differences, R$ 4,387,002 thousand to tax losses and negative basis of social contribution.

e)   Unrecognized deferred tax assets

On December 31, 2017, deferred tax assets of R$ 10,695 thousand were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)   Deferred tax liabilities

On December 31 - R$ thousand
2017
Fair value adjustment to securities and derivative financial instruments	755,304
Difference in depreciation	283,231
Judicial deposit and others	2,071,778
Total	3,110,313

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Notes to the Financial Statements of the Prudential Conglomerate

The deferred tax liabilities of companies in the financial were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

32)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on December 31, 2017, amounted to R$ 834,646,218 thousand.

b)    Private Social Investment

During the year of 2017, the Private Social Investments made by Bradesco and other companies in the Prudential Conglomerate amounted to R$ 121,160 thousand.

c)   Consortium funds

On December 31 - R$ thousand
2017
Credits available to consortium members	5,836,717
Off-balance-sheet
Monthly estimate of funds receivable from consortium members	633,191
Contributions payable by the group	30,776,291
Consortium members - assets to be included	26,811,848

In units
2017
Number of groups managed	3,457
Number of active consortium members	1,410,736
Number of assets to be included	641,449

d)    As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. Until the year ended December, 2017, the accounting pronouncements approved by CMN and adopted by Bradesco were as follows:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10 – R1);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Basic Conceptual Pronouncement (R1); and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33 – R1).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

e)    In 2017, seeking to reduce the costs of Financial Institutions regarding compulsory deposit requirements, Bacen simplified its rules, as follows:

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Notes to the Financial Statements of the Prudential Conglomerate

Description	Standard before amendment	Amended standard
Saving Deposits	For the additional chargeability, the payout was 5.5% on the savings balance.	The additional chargeability of 5.5% was extinguished as of July 10, 2017. The collection continued at 24.5% on the savings balance.
	It was allowed to deduct up to 18% of the financing contracted under the conditions of the Housing Finance System (SFH) of the demand on saving deposit.	This license was terminated as of July 10,2017.
Funds from savings deposits (Rural)	The payment was 15.5% on the balance of rural savings (poupança rural).	Starting July 10, 2017, payment increased to 21% on the rural savings balance.
	For the additional reserve requirements, the payment was 5.5% on the rural savings balance.	Starting July 10, 2017, these reserve requirements were terminated.
Demand deposits

Up to May 5, 2017, the compulsory deposit collection began on the Wednesday of the week following the end of the calculation period and ended on the Tuesday of the second subsequent week (period of 10 business days).

As of May 8, 2017, the compulsory deposit collection period began on Monday of the second week following the end of the calculation period, and ended on the Friday of the following week (period of 10 business days).

	For collection, the rate was 45%.	The rate will go to 40%, for entry into force on January 2, 2018 (Group A) and December 26, 2017 (Group B).
Time deposits

Up to May 5, 2017, compulsory collection begins on the Friday of the week following the end of the calculation period, or on the next business day, if Friday is not a business day, and ends on the following Thursday.

As of May 8, 2017, the compulsory deposit collection period will begin on Monday of the second week following the end of the calculation period, and will end on the Friday of the following week.
Up to May 5, 2017, the additional rate for compulsory deposit collection on time deposits is 11%. The normal rate for compulsory deposit collection on time deposits is 25%.

As of May 8, 2017, the rate for compulsory deposit collection on time deposits was unified to 36%, i.e., there is no additional rate.

The rate will go up to 34%, for entry into force on January 2, 2018.

Up to May 5, 2017, the percentages deducted from the calculation basis are as follows:

- R$3 billion for financial institutions with RE lower than R$2 billion;

- R$2 billion for financial institutions with RE between R$2 billion and R$5 billion, and

- R$1 billion for financial institutions with RE between R$5 billion and R$7 billion.

As of May 8, 2017, the percentages deducted from the calculation basis were as follows:

- R$3 billion for financial institutions with RE lower than R$3 billion;

- R$2 billion for financial institutions with RE between R$3 billion and R$10 billion; and

- R$1 billion for financial institutions with RE between R$10 billion and R$15 billion.

Deduction for Time Deposits	Up to February 2, 2017, compliance was assured with deduction of financial bills; acquisitions of assignments, vehicles and motorcycles.

The “time base value”* was established as a reduction as of February 3, 2017, as follows:

I - 100% of the “time base value” up to the period beginning on 12.29.2017;

II - 50% of the “time base value” in the period from January 2, 2018 to December 28, 2018; and

III - 30% "of the “time base value” in the period from December 31, 2018 to December 27, 2019.

Deductions are no longer allowed for new purchases as of February 3, 2017.

* the “time base value” corresponds to the amount of deduction considered for compliance on January 20, 2017.

Deduction for demand deposits	Up to February 21, 2017, the compliance was assured with deduction of financing granted according to Law 12,096/09 (Export Credit Notes - NCE).

The “demand base value”* was established as a reduction as of February 22, 2017, as follows:

I - 100% of the “demand base value” up to the period beginning on December 29, 2017;

II - 50% of the “demand base value” in the period from January 2, 2018 to December 28, 2018;

III - 30% of the “demand base value” in the period from December 31, 2018 to December 27, 2019; and

IV - 0% as of December 30, 2019.

* “demand base value” corresponds to the amount of deduction considered for compliance on January 25, 2017.

f)      In June 2017, Bradesco signed final documents with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable standards. Control of the company will be shared, with each party holding 20% of its capital. The required contribution of capital occurred in July 2017.

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Notes to the Financial Statements of the Prudential Conglomerate

g)	In July 2017, Bradesco launched a Special Voluntary Retirement Plan (PDVE), which could be used by the Organization’s employees who filled the requirements established in the regulations of the respective plan. The deadline for joining the plan was at the end of August 2017, with the adhesion of 7,400 employees, with a total cost of R$ 2.3 billion. The estimated annual effect on personnel expenses is a reduction of R$ 1.5 billion.

h)	In January 2018, Bradesco carried out credit assignment of operations, already written off to loss, without retention of risks and benefits, in the amount of R$ 5,323,120 thousand, whose sale value was R$ 110,189 thousand.

Marcos Aparecido Galende
Accountant - CRC 1SP201309/O-6

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Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of the Prudential Conglomerate of Banco Bradesco S.A. ("Bradesco"), which comprises the consolidated balance sheet as of December 31, 2017 and the respective consolidated statements of income, changes in shareholders' equity and cash flows for the six-month period and for the year then ended, and notes, comprising significant accounting policies and other explanatory information. These special purpose financial statements have been prepared by Bradesco´s management as required by Resolution 4280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note 2 to the financial statements.

In our opinion, the accompanying consolidated financial statements of the Prudential Conglomerate present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Bradesco as of December 31, 2017, the consolidated performance of its operations and its respective consolidated cash flows, for the six-month period and for the year then ended, in accordance with the Resolution 4280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note 2 to the financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the "The Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

We draw attention to note 2 to the consolidated financial statements that disclose that the consolidated financial statements of the Prudential Conglomerate of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution 4280/13 of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes. Our opinion is not modified in relation to this topic.

As informed in note 2, article 5 of Resolution 4517/16 of the National Monetary Council stipulates that, as of January 1, 2017, equity investments in jointly controlled companies must be accounted for using the equity method and no longer through proportional consolidation, as previously required. Additionally, the paragraph 2 of article 5, of the aforementioned resolution, waived the presentation of comparative information for institutions that had a change in accounting policy as a consequence of this theme. Accordingly, the consolidated financial statements of the Prudential Conglomerate as of December 31, 2017 are not presented in a comparative basis, with six-month period and for the year then ended December 31, 2016.Our opinion is not modified in relation to this topic.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the six-month period and for the year ended on December 31, 2017. These matters were addressed in the context of our audit of the consolidated financial statements of the Prudential Conglomerate as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

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Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

•      Allowance for doubtful accounts

As disclosed in Notes 3g and 8, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the consolidated financial statements of Prudential Conglomerate is R$ 36,417,907 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions, from transactions, such as late payments, economic and financial position, indebtedness level, economy sector, guarantee characteristics, and the other factors and assumptions described in CMN Resolution 2.682/99, with rating "AA" being the minimum risk level, and "H" the maximum risk level. Bradesco initially applies the loss percentages established in such resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The classification of loans into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco's best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we considered this as a significant matter in our audit.

How our audit addressed this matter

We evaluated the design, implementation and operating effectiveness of the internal controls related to the processes of approval, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluated, on a sampling basis, whether Bradesco met the minimum requirements established by the CMN Resolution 2682/99, related to the determination of the allowance for doubtful accounts. We also evaluated whether the disclosures made in the consolidated financial statements of Prudential Conglomerate, described in Notes 3g and 8.

Based on the evidence obtained from the procedures summarized above, we considered adequate the estimate of Bradesco for the allowance for doubtful accounts, as well as the respective disclosures in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

•      Measurement of financial instruments

As disclosed in the Notes 3e, 3f and 6, derivative financial instruments amount to R$ 14,181,669 thousand (assets) and R$ (14,097,259) thousand (liabilities), available-for-sale securities amount to R$ 181,767,575 thousand and trading securities amount to R$ 34,036,248 thousand. These instruments, measured at market value, are relevant to the consolidated financial statements of Prudential Conglomerate of Bradesco. For the financial instruments that are actively traded and those which market prices and parameters are available, there is a higher objectivity level in the determination of market values. However, when the market prices or parameters are not observable, the determination of the market values is subject to a higher uncertainty level, to the extent Bradesco makes significant judgments to estimate such amounts In addition, financial assets classified as available-for-sale and held-to-maturity are also evaluated for indications of evidence of impairment losses. Therefore, we considered the market value measurement of these financial instruments as a significant matter in our audit.

How our audit addressed this matter

As part of our procedures, we evaluated the design, implementation, and operating effectiveness of the relevant internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements of Prudential Conglomerate arising from subjectivity in the market value measurement of financial instruments. For a sample of financial instruments which market value measurement parameters are not observable, we evaluated, with the technical support of our specialists in financial instruments, the models developed by Bradesco for determining market values and the reasonableness of data, parameters and information included in the pricing models used, and we recalculated the amount of transactions, as well as the criteria and policies related to indications of evidence of impairment losses. Our procedures also included the evaluation of the

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Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

disclosures made by Bradesco in the consolidated financial statements of Prudential Conglomerate in Notes 3e, 3f and 6.

Based on the evidence obtained from the procedures summarized above, we considered the market value measurement of financial instruments and the respective disclosures adequate in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

•      Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3o and 16, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements of Prudential Conglomerate amounts to R$ 6,403,193 thousand, R$ 4,384,585 thousand, and R$ 5,247,198 thousand, respectively. Some laws regulations and legal disputes in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco's professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, definition of recognition and disclosures related to Provisions and Contingent Liabilities, we considered this as a significant matter in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design, implementation and operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, on test basis, we evaluated the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax, matters involving Bradesco. We also evaluated whether the disclosures made in the consolidated financial statements of Prudential Conglomerate are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures summarized above, we considered adequate Bradesco's estimate of the provisions and contingent liabilities, as well as the respective disclosures in the context of the consolidated financial statements taken as a whole.

Impairment of assets

The consolidated financial statements include deferred tax assets in the amount of R$ 49,780,375 thousand (Note 31c) and intangible assets, which include goodwill on acquisitions in the amount of R$ 7,958,780 thousand and other intangible assets in the amount of R$ 2,338,353 (Note 13a) which realization depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. Since they require the exercise of judgment, such estimates are prepared and reviewed internally according to Bradesco's governance framework. As described in Notes 3h, 3l and 3m, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluate the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections. In view of the relevance of the future profitability estimates made and the impact that changes in the assumptions of such estimates would have on the consolidated financial statements, we considered this area relevant to our audit.

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Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

How our audit addressed this matter

On a sampling basis, we tested the design, implementation and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators that the related assets may have suffered devaluation. Additionally, we evaluated, with the technical support of our corporate finance specialists, the reasonableness and consistency of the data and assumptions used for preparing this assessment. We also made the analysis of the reasonableness of the mathematical calculations included in the technical study to support the tax credits. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of the Prudential Conglomerate.

Based on the evidence obtained from the procedures summarized above, we considered the measurement of impairment and the respective disclosures adequate in the context of the consolidated financial statements taken as a whole.

•      Technical Provisions – Insurance and Pension Plans – recorded as investments measured under the equity method

As mentioned in Notes 3j and 11, Bradesco invests in insurance controlling subsidiaries. These subsidiaries have liabilities related to insurance and pension plans contracts denominated Technical Provisions, in the amount of R$ 239,089,591 thousand, which may significantly affect the net income presented in consolidated financial statements of the Prudential Conglomerate. In view of the subjectivity inherent in insurance and pension plans contracts, the process of determination and measurement of technical reserves that include liability adequacy test involve a high judgment level. Bradesco´s subsidiaries continuously evaluate methodologies and assumptions, which include, among others, expectations of loss ratio, mortality, longevity, persistency, conversion into income and interest rates. Due to the relevance of the results of these investees, the relevance of the judgment exercised by the investees, the subjectivity and the impact that eventual changes in the assumptions and methodologies would have on the value of the Technical Provisions and, consequently, on the consolidated financial statements of the Conglomerate Prudential, we considered this matter relevant to our audit.

How our audit addressed this matter

Our procedures included planning and communication of the audit scope to the controlling subsidiaries, discussion of the risks of significant misstatements to instruct the auditors of these subsidiaries. We met with these auditors, reviewed and evaluated their work, which considered, among others, the matters described above that could significantly affect the net income of the consolidated financial statements of the Prudential Conglomerate. We also evaluated the audit evidence obtained and the documentation of the specialists involved by the auditor of the subsidiaries, as well as the procedures performed and conclusions obtained, specifically the determination of materiality, the effect of unadjusted audit differences and the procedures performed to address the risks. We also evaluated the adequacy of the disclosures made by Bradesco on the consolidated financial statements of the Prudential Conglomerate.

Based on evidence obtained from the procedures summarized above, we considered the level of provisioning in the subsidiaries and disclosures to be adequate in the context of the consolidated financial statements of the Prudential Conglomerate taken as a whole.

•      Application controls and information technology general controls

Bradesco has a technological structure as well as continuous technology investment plan for conducting its business. The technology environment has processes of access management and changes in the system and applications, development of new programs, besides automated controls and/or controls with automated components in the several relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to assure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions, and the importance of access controls and the management of changes in its systems and applications, we considered that this area is relevant to our audit.

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How our audit addressed this matter

The design, implementation, and operating effectiveness of access controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users were tested, on a sample basis, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design, implementation and operating effectiveness of these controls.

The evidence obtained from the above summarized procedures has allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

Other matters

Bradesco prepared a set of general purpose financial statements for the year ended December 31, 2017, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, on which we issued an audit report without modifications dated January 31, 2018.

Statements of value added

The consolidated statement of added value (DVA) for the year ended December 31, 2017, prepared under the responsibility of Bradesco's management, and presented as supplementary information in relation to the special purpose required by Resolution 4280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), was subjected to audit procedures performed in conjunction with the audit of the consolidated financial statements of the Prudential Conglomerate of Bradesco. In order to form our opinion, we assessed whether those statements are reconciled with the consolidated financial statements of the Prudential Conglomerate and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement 09 (CPC 09) - Statement of Value Added issued by the Committee for Accounting Pronouncements (CPC). In our opinion, the statement of value added have been fairly prepared, in all material respects, in accordance with the criteria determined by the aforementioned Technical Pronouncement, and is consistent with the overall consolidated financial statements of the Prudential Conglomerate taken as whole.

Responsibilities of management and those in charge with governance for the consolidated financial statements of the Prudential Conglomerate

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution 4280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note no 2 to the financial statements, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements of the Prudential Conglomerate that are free from material misstatement whether due to fraud or error.

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

In preparing the consolidated financial statements of the Prudential Conglomerate, management is responsible for assessing Bradesco's ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements of the Prudential Conglomerate

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared by the management in accordance with Resolution 4280/13 of CMN, and supplementary regulations of BACEN, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements of Prudential Conglomerate.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, taking into account NBC TA 800 (Special Conditions - Auditing of Financial Statements according to Special Purpose Accounting Structures), we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•	Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•	Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco's.

•	Conclude on the appropriateness of management's use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco's and its subsidiaries ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor's report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements of Prudential Conglomerate, including the disclosures and whether the consolidated financial statements of Prudential Conglomerate represent the underlying transactions and events in a manner that achieves fair presentation.

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Independent Auditors´ Report on the Consolidaded Financial Statements of Prudential Conglomerate

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements of Prudential Conglomerate. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be though to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of Prudential Conglomerate for the six-month period and the year ended on December 31, 2017, and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, March 16, 2018

KPMG Auditores Independentes
CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia
Accountant CRC 1SP252418/O-3

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2018

BANCO BRADESCO S.A.

By:	/S/Denise Pauli Pavarina
Denise Pauli Pavarina Executive Director Manager and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.